PROSPECTUS                                                                [LOGO]
                        1,131,168 SHARES OF COMMON STOCK
         ISSUABLE UPON EXERCISE OF RIGHTS TO SUBSCRIBE FOR SUCH SHARES

                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
                          ---------------------------

     Globalstar Telecommunications Limited, a Bermuda company (the "Company" or "GTL"), is distributing to holders of record (the "Shareholders") of its common stock, par value $1.00 per share (the "Common Stock"), outstanding as of March 24, 1997 (the "Record Date"), transferable subscription rights (the "Rights") to subscribe for and purchase in the aggregate 1,131,168 additional shares of Common Stock (the "Rights Shares") for a price of $26.50 per share (the "Subscription Price"). In conjunction with the issuance of the Rights, GTL and Globalstar have agreed to accelerate the exercise date of outstanding warrants (the "Guaranty Warrants") to purchase 4,185,318 shares of GTL Common Stock (the "Warrant Shares") at $26.50 per share, in exchange for the commitment of the holders of the Guaranty Warrants to exercise their warrants. The Guaranty Warrants were issued to certain parties in consideration for their guaranties of a $250 million bank credit agreement of Globalstar, L.P. ("Globalstar"). The resale of the Warrant Shares by the holders thereof (the "Warrant Share Offering") is being effected by means of a separate prospectus.

     GTL holds warrants (the "Partnership Warrants") to purchase 5,316,486 partnership interests in Globalstar at $26.50 per interest. GTL will use the proceeds from the exercise of the Guaranty Warrants to exercise 4,185,318 of the Partnership Warrants. The distribution by the Company of the Rights to purchase the Rights Shares is intended to enable the GTL shareholders to benefit directly from the appreciation in the value of the 1,131,168 Partnership Warrants that will not be exercised with the proceeds from the exercise of the Guaranty Warrants (which appreciation is reflected by the difference between the recent market price of the Common Stock and the exercise price of the Partnership Warrants) and to enable GTL to obtain the funds necessary for it to exercise such Partnership Warrants. Accordingly, the Company will utilize the net proceeds from the exercise of the Rights and of the Guaranty Warrants to exercise the Partnership Warrants for an aggregate exercise price of approximately $140.9 million, which proceeds Globalstar will in turn use to continue the construction and deployment of Globalstar's satellite communications system. The Company is a general partner in Globalstar. This Prospectus relates to the offer and sale by GTL of the Rights Shares (the "Rights Offering"). See "Rights Offering."

     The Company will distribute to each Shareholder one Right to purchase one Rights Share for each 8.84042 shares of Common Stock held by such Shareholder on the Record Date. Holders of Rights will be entitled to purchase for the Subscription Price one Rights Share for each Right held. The number of Rights distributed to each Shareholder will be rounded down to the nearest whole number and no fractional Rights or cash in lieu thereof will be issued or paid. Once a holder of Rights has exercised such Rights, such exercise may not be revoked. The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates"). See "The Rights Offering."

     THE RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON APRIL 30, 1997 (AS EXTENDED, THE "EXPIRATION DATE").

     Shareholders are encouraged to consider carefully the exercise or sale of Rights by the Expiration Date. After the Expiration Date, unexercised Rights will be null and void. See "The Rights Offering."

     Pursuant to a standby agreement entered into by the Company (the "Standby Agreement") and Loral Space & Communications Ltd., a Bermuda company ("Loral"), Loral has agreed to subscribe for and purchase at the Subscription Price all Rights Shares not otherwise subscribed for on or prior to the Expiration Date.

     The Common Stock is listed on the Nasdaq National Market (the "NNM") under the symbol "GSTRF." On March 21, 1997, the last reported sale price of the Common Stock on the NNM was $55 1/4 per share.
                          ---------------------------

      PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 8.
                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================
                                              Subscription       Price to        Proceeds to
                                                  Price           Public         Company(1)
-----------------------------------------------------------------------------------------------
Per Rights Share............................      $26.50            --             $26.50
-----------------------------------------------------------------------------------------------
Total of Rights Offering....................    $29,975,952         --           $29,975,952
===============================================================================================

(1) Expenses of the Rights Offering and the related Warrant Share Offering being effected under a different prospectus, estimated at $220,000, are to be paid by Globalstar.

March 24, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such Web site is http://www.sec.gov. The Common Stock is quoted on the NNM, and copies of the reports, proxy statements and other information filed by the Company with the Commission may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                           INCORPORATION BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this
Prospectus:

          (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) the Company's Proxy Statement relating to the 1997 Annual Meeting of Stockholders; and

          (c) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents (provided, however, that the information referred to in item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to Globalstar Telecommunications Limited, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, Attention: Secretary (Telephone (441) 295-2244).

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements contained in this Prospectus that are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, GTL, Loral and Globalstar or their representatives have made or may make forward-looking statements, orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, various filings made by GTL, Loral or Globalstar with the Commission, or press releases or oral statements made by or with the approval of an authorized executive officer of GTL, Loral or Globalstar.

     Management wishes to caution the reader that these forward-looking statements, such as the statements regarding Globalstar's planned timetable for launching and operating the Globalstar System, the extent of the market opportunity for Globalstar's services and products presented by the growing demand for telecommunications services worldwide, its anticipation of enabling local service providers to extend low-cost, high-quality telecommunications services to millions of people, its anticipated future revenues and capital expenditures and other statements contained above and herein in this Prospectus regarding matters that are not historical facts involve predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing Globalstar. Such risks include, but are not limited to, problems related to technical development and launch of the Globalstar System, the competitive environment in which the system will operate, doing business in developing markets, obtaining the necessary financing while being substantially leveraged, obtaining any required U.S. and foreign government authorizations, licenses and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements. See "Risk Factors."

                     (This page intentionally left blank.)

                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information contained herein gives effect to the issuance of an aggregate of 5.3 million shares of Common Stock and 5.3 million underlying Globalstar partnership interests upon (i) the exercise of the Rights and the Partnership Warrants underlying such rights and
(ii) the exercise of the Guaranty Warrants and the Partnership Warrants underlying such warrants. Unless otherwise indicated, information contained herein regarding the number of outstanding partnership interests of Globalstar or shares of Common Stock of GTL and the beneficial ownership thereof does not give effect to the issuance of Common Stock by GTL or the issuance of partnership interests by Globalstar upon (i) the conversion of the CPEOs and the purchase of underlying Globalstar partnership interests and (ii) the exercise of the warrants issued as part of the Units and the underlying rights to purchase Globalstar partnership interests. Unless otherwise specified or the context otherwise requires, references in this Prospectus to "dollars," "$" and "U.S.$" are to United States dollars. Certain capitalized terms used herein are defined in the Glossary.

                                  THE COMPANY

     The Company is a Bermuda company that acts as a general partner of Globalstar. Globalstar is building and preparing to launch and operate the Globalstar System designed to enable local service providers to offer low-cost, high quality wireless voice telephony and data services in virtually every populated area of the world. Globalstar's designated service providers have agreed to offer service and seek to obtain all necessary local regulatory approvals in more than 100 nations, accounting for about 88% of the world's population. The Company's sole asset is its interest in Globalstar.

     The Globalstar System's worldwide coverage is designed to extend affordable modern telecommunications services to millions of people who lack basic telephone service and to enhance wireless telecommunications in areas underserved or not served by cellular systems, providing a telecommunications solution in parts of the world where terrestrial systems cannot be economically justified. The Globalstar System has been designed to provide services at prices comparable to today's cellular service and substantially lower than the prices announced by Globalstar's anticipated satellite-based competitors. Globalstar service providers will set their own retail pricing in their territories and will pay Globalstar about $0.35 to $0.55 per minute on a wholesale basis.

     Globalstar customers will use a variety of Globalstar Phones, including hand-held and vehicle-mounted units similar to today's cellular telephones, fixed telephones similar either to phone booths or ordinary wireline telephones, and data terminals and facsimile machines. Dual-mode and tri-mode Globalstar Phones will provide access to both the Globalstar System and the subscriber's land-based cellular service. Each Globalstar Phone will communicate through one or more satellites to a local Globalstar service provider's interconnection point (known as a gateway) which will, in turn, connect into existing telecommunications networks.

     The elements of the Globalstar System -- space and ground segments, digital communications technology, handset supply, service provider arrangements and licensing -- are on schedule to begin launching satellites in the second half of 1997, to commence commercial operations in the second half of 1998 and to have a full constellation of 48 operational satellites, plus eight in-orbit spares, launched by the end of 1998:

          Space Segment. The first Globalstar satellite has been assembled and is now in pre-flight testing, and another four satellites are currently being assembled. Production is on schedule for the remaining satellites. Three different launch providers have signed agreements for the launch of the satellite constellation, providing a variety of launch options and considerable flexibility. Mission operations preparations and launch vehicle production and dispenser development are on schedule.

          Ground Segment. The first four gateways, which are to be in Australia, France, South Korea and the United States, are under construction. These gateways will support Globalstar's data network, monitor the initial launch and orbital placement of Globalstar's first satellites, and will serve as prototypes for production gateways that will support Globalstar service. Globalstar's SOCC facility has been completed.

          Digital Communications Technology. Qualcomm's CDMA technology has been successfully deployed in South Korea, Hong Kong and cities in the United States supporting terrestrial PCS and digital cellular service. Qualcomm's CDMA implementation for Globalstar has been successfully demonstrated in a simulated satellite environment. This demonstration validated Globalstar's encoding, modulation, control software, time and frequency distribution and up/down links between satellites and handsets.

          Handset Supply. Qualcomm and two other manufacturers, Ericsson and TELITAL, are on schedule in their design and development of Globalstar's handset.

          Service Providers. Globalstar and its partners have been seeking alliances with service providers throughout the world and have entered into agreements in a number of territories. For example, in November 1996, ChinaSat, a subsidiary of China's Ministry of Posts and Telecommunications, agreed to act as the exclusive distributor of Globalstar services in China, and to support four Globalstar gateways, the first of which is expected to be operational by 1998. Globalstar has also formed a joint venture with the principal Russian long distance carrier, Rostelecom, to provide Globalstar service in that country and is negotiating a service provider agreement with that joint venture. Globalstar believes that these relationships with in-country service providers will facilitate the granting of local regulatory approvals--particularly where, as is the case in China, the service provider and the licensing authority are the same--as well as providing local marketing and technical expertise.

          Licensing. In January 1995, the FCC granted authority for the construction, launch and operation of the Globalstar System and assigned spectrum for its user links. Later that year, WRC'95 allocated feeder link spectrum on an international basis for MSS systems such as Globalstar, and in November 1996 the FCC authorized Globalstar's feeder links.

     As a result of several recent decisions designed to assure and upgrade system performance and maintain schedule--including procurement of three launches on the Starsem Soyuz launch vehicle, additional testing procedures, development of additional and enhanced service features, cost growth and other factors--Globalstar currently estimates the cost for the design, construction and deployment of the Globalstar System, including working capital, cash interest on anticipated borrowings and operating expenses, to be approximately $2.5 billion. In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites at a cost estimated at $175 million. After giving effect to the exercise of the Rights and the Guaranty Warrants, Globalstar will have raised or received commitments for approximately $2.0 billion in equity, debt and vendor financing, representing about 78% of the total financing expected to complete the Globalstar System and achieve worldwide operations.

     The Globalstar System has been designed to address the substantial and growing demand for telecommunications services worldwide, particularly in developing countries. More than three billion people today live without residential telephone service, many in rural areas where the cost of wireline service is prohibitively high. Moreover, even where telephone infrastructure is available in developing countries, outdated equipment often leads to unreliable local service and limited international access. The number of worldwide fixed phone lines has increased from 469 million in 1988 to 753 million in 1996 and is projected to increase to 1.2 billion by 2002. Nonetheless, during the same period, waiting lists for fixed service have increased from 30 million to 45 million, resulting in an average waiting time before installation of about one and a half years. Similarly, the cellular market has grown from four million worldwide subscribers in 1988 to an estimated 123 million in 1996 and is projected to increase to 334 million by 2001. At that time, it is projected that only 40% of the world's population will live in areas with cellular coverage. The remaining 60% of the world's population will have access to wireless telephone service principally through satellite-based systems like the Globalstar System. Globalstar believes that its potential market exceeds 30 million people.

     The Globalstar System has been designed with attributes which Globalstar believes compare favorably to other proposed global mobile satellite service systems including: (i) Globalstar's unique combination of

CDMA technology and path diversity through multiple satellite coverage, which will reduce call interruptions and signal blockage from obstructions and will use satellite power more efficiently; (ii) a proven space segment design without complex intersatellite links or on-board call processing and a ground segment with flexible, low-cost gateways and competitively priced Globalstar Phones;
(iii) lower average wholesale prices than other proposed MSS systems; and (iv) gateways installed in most major countries, minimizing tail charges (i.e. amounts charged by carriers other than the Globalstar service provider for connecting a Globalstar call through its network), resulting in low costs for domestic and regional calls, which will account for the vast majority of Globalstar's anticipated usage.

     Loral is a principal founder of Globalstar and is its managing general partner. Following exercise by Loral of its Guaranty Warrants, Loral will have invested $269 million in Globalstar, and will own effectively 33.8% of Globalstar, on a fully diluted basis. Other Globalstar strategic partners include leading domestic and international telecommunications service providers and space and telecommunications equipment manufacturers who have invested an additional $210 million in equity and, together with Loral, committed or obtained $310 million in vendor financing.

     The Company was organized as a Bermuda company on November 23, 1994 and has its principal offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and its telephone number is (441) 295-2244.

                         GLOBALSTAR STRATEGIC PARTNERS

     Globalstar has selected strategic partners whose marketing, operating and technical expertise will enhance Globalstar's capabilities. These partners are playing key roles in the construction, operation and marketing of the Globalstar System. Globalstar's founding partners are Loral and Qualcomm, the leading supplier of CDMA digital telecommunications technology. Globalstar's other strategic partners are:

                                                              TELECOMMUNICATIONS EQUIPMENT
                      TELECOMMUNICATIONS                    AND AEROSPACE GLOBALSTAR SYSTEMS
                       SERVICE PROVIDERS                              MANUFACTURERS
        -----------------------------------------------  ---------------------------------------
        - AirTouch                                       - Alcatel
        - Dacom                                          - Alenia
        - France Telecom                                 - DASA
        - Vodafone                                       - Finmeccanica
                                                         - Hyundai
                                                         - SS/L

     SS/L is providing the system's satellites under a fixed-price contract that also requires SS/L to obtain launch services and launch insurance. Qualcomm is designing and will manufacture Globalstar Phones, gateways and certain ground support equipment.

                              GLOBALSTAR OWNERSHIP

     The following is a chart depicting Globalstar's ownership. The ownership percentages in parentheses reflect the ownership of GTL and Globalstar prior to the issuance of 5,316,486 shares of Common Stock constituting the Rights Shares and the Warrant Shares and the issuance by Globalstar of 5,316,486 underlying Globalstar partnership interests upon the exercise of the Partnership Warrants. The ownership percentages without parentheses reflect the ownership of GTL and Globalstar after issuance of the Common Stock constituting the Rights Shares and the Warrant Shares and the underlying Globalstar partnership interests referred to in the prior sentence assuming that all Shareholders exercise all of their Rights and that none of Loral, its affiliates or the other holders of the Warrant Shares sell their Warrant Shares. Prior to the issuance of the Rights Shares and the Warrant Shares, the Shareholders other than Loral and its affiliates owned 85.9% of GTL which represented an indirect beneficial ownership of 18.3% of Globalstar. After the issuance of the Rights Shares and the Warrant Shares, the Shareholders other than Loral, its affiliates and the other holders of the Warrant Shares will own 62.4% of GTL which represents an indirect beneficial ownership of 18.3% of Globalstar. Accordingly, if all of the Rights and the Guaranty Warrants are exercised, the public shareholders of GTL will individually and in the aggregate retain the same indirect beneficial interest in Globalstar that existed prior to the issuance of the Rights Shares and the Warrant Shares.

                          [GLOBALSTAR STRUCTURE CHART]

                       BACKGROUND OF THE RIGHTS OFFERING

     On December 15, 1995, Globalstar entered into the Credit Agreement providing for a $250 million credit facility, which was guaranteed by certain Globalstar strategic partners. In connection with such guaranties and a guaranty support provided by Loral, GTL issued to these parties the Guaranty Warrants to purchase 4,185,318 shares of GTL common stock. In connection with the issuance of the Guaranty Warrants, GTL received (i) rights to acquire 4,185,318 ordinary partnership interests in Globalstar and (ii) rights to purchase an additional 1,131,168 ordinary partnership interests, on terms and conditions generally similar to those of the Guaranty Warrants.

     Globalstar and GTL have entered into an agreement pursuant to which GTL and Globalstar have agreed that upon the exercise of any Guaranty Warrant, GTL will purchase from Globalstar, and Globalstar will sell to GTL, a number of ordinary partnership interests equal to the number of shares of Common Stock issuable upon such exercise for a purchase price equal to the exercise price of the Guaranty Warrant.

     The Guaranty Warrants have an exercise price of $26.50 per share expiring on April 19, 2003 and originally were not exercisable until six months after the In-Service Date, subject to acceleration by LQSS in its sole discretion. The Guaranty Warrants may not be transferred to third parties prior to such exercise date.

     GTL, LQSS and the holders of the Guaranty Warrants have entered into an agreement under which GTL and LQSS have agreed to accelerate the vesting and exercisability of the Guaranty Warrants to purchase 4,185,318 shares of Common Stock at $26.50 per share and the holders have agreed to exercise such warrants. GTL also has agreed to register for resale the GTL shares issuable upon exercise of the Guaranty Warrants. In conjunction with the Rights Offering, and in satisfaction of its agreement with the holders of the Guaranty Warrants, the Company is currently registering the Warrant Shares for resale by means of a separate prospectus. In addition, in order to enable the Shareholders to benefit directly from the appreciation in the value of the 1,131,168 Partnership Warrants that will not be exercised with the proceeds from the exercise of the Guaranty Warrants and to obtain the funds necessary to exercise such Partnership Warrants, GTL is distributing to the holders of its Common Stock Rights to subscribe for and purchase 1,131,168 shares of Common Stock for a price of $26.50 per share. Loral has agreed to purchase all Rights Shares not purchased upon exercise of the Rights. Upon the exercise of the Guaranty Warrants and the Rights, GTL will receive proceeds of approximately $140.9 million, which it will use to exercise the Partnership Warrants to purchase 5,316,486 Globalstar partnership interests at $26.50 per interest. Globalstar will use such proceeds to continue the construction and deployment of the Globalstar System.

                              THE RIGHTS OFFERING

Rights.....................  Each Shareholder will receive one Right for each
                             8.84042 shares of Common Stock registered in the name of such Shareholder on the Record Date. An aggregate of 1,131,168 Rights will be distributed pursuant to the Rights Offering. An aggregate of 1,131,168 shares of Common Stock will be sold if all Rights are exercised. The exercise of Rights is irrevocable once made, and no Rights Shares will be issued until the closing following the Expiration Date.

                             Shareholders and transferees of the Rights will be entitled to purchase at the Subscription Price one share of Common Stock for each Right held. See "The Rights Offering."

Subscription Price.........  $26.50 in cash per Rights Share.

Shares of Common Stock
  Outstanding after Rights
  Offering.................  Assuming that all Rights are fully exercised,
                             15,316,486 shares of Common Stock will be outstanding after the Rights Offering, based on 10,000,000 shares outstanding on the Record Date and 4,185,318 shares to be issued upon the exercise of the Guaranty Warrants.

Transferability of
Rights.....................  The Rights are transferable, but will not be listed to trade on any securities exchange. There can be no assurance that any market for

                             Rights will develop. See "The Rights
                             Offering -- Method of Transferring Rights."

Record Date................  March 24, 1997.

Expiration Date............  April 30, 1997, unless extended by the Company from time to time. See "The Rights
                             Offering -- Expiration Date." If the Company elects to extend the terms of the Rights, it will issue a press release to such effect not later than the first day on which the NNM is open for trading following the most recently announced Expiration Date. In the event the Company elects to extend the term of the Rights Offering by more than 14 calendar days, it will, in addition, cause written notice of such extension to be sent promptly to all Shareholders. Rights not exercised on or prior to the Expiration Date shall expire and be null and void.

Procedure for Exercising
  Rights...................  Rights may be exercised by properly completing the
                             Subscription Certificate evidencing such Rights and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures described under "The Rights Offering -- Exercise of Rights") to the Subscription Agent on or prior to the Expiration Date, together with payment in full of the Subscription Price for each Rights Share subscribed for. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. The exercise of a Right may not be revoked or amended. If time does not permit a Shareholder or transferee of a Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such subscriber should make use of the Guaranteed Delivery Procedures. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, any subscriber who wishes to pay the Subscription Price by means of uncertified personal check is urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and is urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

Persons Holding Shares
Through Others.............  Shareholders holding shares of Common Stock, and receiving the Rights distributable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as Shareholders holding certificates representing Common Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Rights Offering -- Exercise of Rights."

Standby Agreement..........  Pursuant to the Standby Agreement entered into with the Company, Loral has agreed to subscribe for and purchase for cash at the Subscription Price all Rights Shares not subscribed for by the holders of the Rights.

                             Loral and its affiliates own effectively 17.7% of the Company's outstanding Common Stock after giving effect to the Rights Offering, the exercise of the Guaranty Warrants but prior to any purchase of Rights Shares pursuant to the Standby Agreement.

Closing....................  The closing will occur and certificates representing the Rights Shares will be delivered to subscribers as soon as practicable after the Expiration Date. See "The Rights Offering." No Rights Shares will be issued until the closing. Funds delivered to the Subscription Agent for the exercise of Rights will be held in escrow by the Subscription Agent until the closing. No interest will accrue or be payable to subscribers on funds held by the Subscription Agent.

Subscription Agent.........  The Bank of New York. The Subscription Agent's
                             toll-free telephone number is (800) 507-9357.

Information Agent..........  W. F. Doring & Co., Inc. The Information Agent's
                             toll-free telephone number is (888) 330-5511.

Nasdaq Symbol..............  The Common Stock currently trades, and the Common
                             Stock issued upon exercise of the Rights will trade, on the NNM under the symbol GSTRF.

                         EXAMPLE OF EXERCISE OF RIGHTS

     The following sets forth an example of how a Shareholder's receipt and exercise of Rights would transpire. A GTL Shareholder beneficially owning as of the Record Date 1,000 shares of Common Stock, for example, will receive 113 Rights free of charge. The number of Rights is obtained by dividing the number of shares of Common Stock held, 1,000 in this case, by 8.84042, which equals approximately 113.1. This result is then rounded down to 113, the nearest whole number. This Shareholder would then be entitled to exercise, on or prior to April 30, 1997 (unless the Expiration Date is extended), such Shareholder's 113 Rights to acquire 113 shares of Common Stock in exchange for payment of the Subscription Price of $26.50 per share, for an aggregate exercise price of $2,994.50 in this example. The 113 shares of Common Stock so acquired will be freely tradeable by such Shareholder on the NNM at the then current market price of the Company's Common Stock. The last reported sale price of the Company's Common Stock at the close of business on March 21, 1997 was $55 1/4.

                                USE OF PROCEEDS

     It is anticipated that the proceeds to the Company from the Rights Offering will be approximately $30 million. The Company also expects to obtain approximately $110.9 million in proceeds from the exercise of the Guaranty Warrants as contemplated in the concurrent Warrant Share Offering being effected by means of a separate prospectus. The Company intends to use the aggregate proceeds from such transactions, expected to be approximately $140.9 million, to exercise the Partnership Warrants it holds to purchase additional general partnership interests in Globalstar. Globalstar will use the proceeds of the exercise of the Partnership Warrants to continue the construction and deployment of the Globalstar System. See "Use of Proceeds."

                                  RISK FACTORS

     Investors should consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating whether to exercise Rights to subscribe for and purchase Rights Shares. The following relate to the Company and Globalstar.

DEVELOPMENT STAGE COMPANY

     Development Stage Company; Expectation of Continued Losses; Negative Cash Flow. Globalstar is a development stage company. It has no operating history. Globalstar has incurred net losses and expects them to continue. It will require significant funds for development, construction, testing and deployment before commercialization of the Globalstar System. Globalstar does not expect to launch satellites until the second half of 1997, to begin operations before the second half of 1998 or to have positive cash flow before 1999. There can be no assurance that Globalstar will achieve its objectives by the targeted dates.

     Additional Financing Requirements. Globalstar estimates the cost for the design, construction and deployment of the Globalstar System, including working capital, interest on borrowings and operating expenses, to be about $2.5 billion. Actual amounts may vary from this estimate. Additional funds would be required upon unforeseen delays, cost overruns, launch failures, technological disappointments, adverse regulatory developments, for system enhancements and measures to assure system performance and readiness for the space and ground segments. As of March 21, 1997, Globalstar had raised or received commitments for approximately $2.0 billion. Globalstar believes that its current capital, vendor financing commitments, the availability of the Credit Agreement and the proceeds from the exercise of the Partnership Warrants are enough to fund its needs into the first quarter of 1998. Globalstar intends to raise the remaining requirements from a combination of sources including borrowing (which may include an equity component), support from the Globalstar partners, service provider payments, revenues from initial operations, payments from the sale of gateways and Globalstar Phones and placement of partnership interests. If there are unforeseen delays, if technical or regulatory developments result in a need to modify the design of the Globalstar System, if service provider agreements for additional territories are not entered into when or on the terms anticipated or if other additional costs are incurred, the risk of which is substantial, additional capital will be needed. The ability of Globalstar to achieve positive cash flow will depend upon the successful and timely deployment of the Globalstar System, its successful marketing by service providers and the ability of the Globalstar System to successfully compete against other satellite-based telecommunications systems, as to which there can be no assurance. If Globalstar fails to begin commercial operations in the second half of 1998 or achieve positive cash flow in 1999, additional capital will be needed.

     Globalstar believes it will be able to obtain the additional financing it requires, but there can be no assurance that the capital required to complete the Globalstar System will be available from public or private capital markets or from its existing partners on favorable terms or on a timely basis, if at all. A substantial shortfall in meeting its capital needs would prevent completion of the Globalstar System.

     Sources of Possible Delay and Increased Cost. Many of the problems, delays and expenses that may be encountered by an enterprise in Globalstar's stage of development may be beyond its control. These may include those related to technical development of the system, testing, regulatory compliance, manufacturing and assembly, the competitive and regulatory environment in which Globalstar will operate, marketing problems and costs that may exceed estimates. As a result of measures designed to assure and upgrade performance and maintain schedule, Globalstar's total cost is now estimated to be $2.5 billion, as compared with $2.2 billion estimated at December 31, 1995. The increase is due to a decision to launch 12 satellites on the Starsem Soyuz launch vehicle and to Qualcomm's estimates indicating an increase in costs under its contracts to $545 million. The Qualcomm estimates are subject to review. In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites at a cost of $175 million in order to have at least 40 in service in 1999, even if there are launch failures. Delay in the design, construction, deployment, commercial operation and achievement of positive cash flow of the Globalstar System could result from a variety of causes. These include delays in regulatory processes in various jurisdictions, the integration of the Globalstar System into the land-based network, changes in the technical specifications of the Globalstar System made to enhance its features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the construction, integration or testing of the Globalstar System by Globalstar vendors, delays in or unsuccessful launches, delays in financing, weak service provider marketing efforts, slower-than-anticipated consumer acceptance and other events beyond Globalstar's control. Substantial delays in any of the foregoing would delay Globalstar's achievement of profitable operations.

REGULATION

     Licensing Risks. The operations of the Globalstar System are and will continue to be subject to United States and foreign regulation. The Globalstar System must be authorized to provide MSS in each of the markets in which its service providers intend to operate. Even though a Globalstar affiliate has received an FCC authorization, there can be no assurance that the further regulatory approvals required for worldwide operations will be obtained, or that they will be obtained soon enough or in the form necessary to implement Globalstar's proposed operations. Globalstar's business may also be affected by regulatory changes resulting from judicial decisions and/or adoption of treaties, legislation or regulation by the national authorities where the Globalstar System plans to operate.

     Globalstar's FCC license, as modified on November 19, 1996, authorizes the construction, launch and operation of the satellite constellation and assigns the Globalstar System user links and feeder links in the United States. Globalstar's feeder link frequencies were allocated internationally at WRC '95, and have been assigned by the FCC for use in the United States in accordance with the international allocation. However, use of the feeder link frequencies remains subject to restrictions that may be adopted in a potential FCC proceeding to adopt the international allocations into the U.S. Table of Frequency Allocations. The FCC recently adopted rules for the use of a portion of the frequencies allocated at WRC '95 for MSS feeder links (such as Globalstar's) to a proposed high-speed wireless data service. Although these rules are intended to preclude harmful interference with other uses of these bands, they may ultimately permit uses of these frequencies that could diminish their usefulness for MSS feeder links. Separate licenses must also be obtained from the FCC for operation of gateways and Globalstar Phones in the United States.

     To the extent that additional MSS systems are authorized by the FCC or other national regulatory bodies to use the spectrum for which Globalstar has been authorized, the Globalstar System's capacity would be reduced. In addition, Globalstar's FCC license is subject to two pending judicial appeals. While Globalstar believes that these appeals are without merit, there can be no assurance that these appeals would not result in either reversal or stay of the FCC's decision to grant Globalstar's FCC license to LQP or ultimately result in the granting of additional licenses by the FCC or its adoption of an auction procedure to award licenses, which might materially increase the cost of obtaining such licenses.

     Authorization will be required in each country in which Globalstar Phones are used and in which Globalstar's gateways are located. Local regulatory approval for operation of the Globalstar System is the responsibility of the service providers in each territory. Although many countries have moved to privatize the provision of telecommunications service and to permit competition, some countries continue to require that all telecommunications service be provided by a government-owned entity. While service providers have been selected, in part, based upon their perceived qualifications to obtain the requisite local approvals, there can be no assurance that they will be successful, and if they are not, Globalstar service will not be available in such territories. In that event, depending upon geographical and market considerations, Globalstar may or may not have the ability to redirect the system capacity that such territories would have otherwise used to serve markets in which service is authorized.

     Regulatory schemes in countries in which Globalstar or its service providers seek to operate may impose impediments on Globalstar's operations. There can be no assurance that such restrictions would not be unduly burdensome.

     Glonass operates worldwide in a portion of the frequency band proposed to be used by Globalstar and other MSS systems for user uplinks. Although Glonass has proposed to migrate to lower frequencies, interference protection requirements for Glonass receivers are under consideration, which, if adopted, may render a segment of the MSS spectrum unusable for MSS user uplinks. While this is not expected to have an adverse effect on Globalstar's capacity in the United States, a decision to protect Glonass on the part of regulatory authorities in nations making extensive use of Globalstar fixed services, could reduce Globalstar's effective system capacity in such markets.

     European Union Regulatory Matters. European Union competition law proscribes agreements that restrict or distort competition in the Union. Globalstar and others have responded to an inquiry from the Commission of the European Union requesting information regarding their activities. A violation of European Union competition law could subject Globalstar to fines or enforcement actions that could delay service in western Europe, and/or depending on the circumstances, adversely affect Globalstar's contractual rights vis-a-vis its European strategic partners. In addition, the Commission has proposed legislation which, if adopted, would give the Commission broad regulatory authority over satellite telecommunications media such as the Globalstar System.

TECHNOLOGICAL RISKS

     General. The Globalstar System is a large-scale complex telecommunications system employing advanced technologies which must be adapted to the Globalstar application and which have never before been used as a commercial whole. Deployment of the Globalstar satellite constellation will involve volume production and testing of satellites in quantities significantly higher than those previously prevailing in the industry. The integration of a worldwide LEO satellite-based system like Globalstar has never occurred; there is no assurance that such integration will be successful. The operation of the Globalstar System will require the detailed design and integration of advanced digital communications technologies in devices from personal handsets and public telephone networks to gateways in remote regions of the globe and satellites operating in space. The failure to develop, produce and implement the Globalstar System, or any of its diverse and dispersed elements, could delay the In-Service or Full Constellation Date of the Globalstar System or render it unable to perform at the levels required for commercial success.

     Satellite Launch Risks. Satellite launches are subject to significant risks, including disabling damage to or loss of the satellites. Historically, launch failure ("hot failure") rates on low-earth orbit and geostationary satellite launches have been approximately 10%. However, launch failure rates may vary depending on the particular launch vehicle. The McDonnell-Douglas Delta launch vehicle, scheduled to launch the first eight satellites (four per launch) of the Globalstar satellite constellation, suffered a launch failure on January 17, 1997. The United States government is investigating the cause, the second in this rocket's last 62 launches. Globalstar's first launch, which is scheduled for September 1997 aboard a Delta II rocket, could be delayed by this investigation. Nevertheless, Globalstar does not expect that such delay, if any, in the initial launch date would result in a delay in the In-Service Date or the Full Constellation Date. The Ukrainian Zenit launch vehicle, which is proposed to launch 36 Globalstar satellites (12 per launch), has never been used in commercial applications. Satellite launches of groups of more than eight commercial satellites have not been attempted before. Globalstar intends to launch the last 12 satellites of its constellation in groups of four on three separate launches of the Russian Starsem Soyuz rocket. There is no assurance that Globalstar satellite launches will succeed or that its launch failure rate will not exceed the industry average.

     Globalstar's Zenit launch contracts provide for relaunches at no additional charge upon a hot failure. However, the launch provider may, for financial reasons or otherwise, be unable to provide such relaunches. A single launch failure would result in a loss of either four or 12 satellites. Although the cost of replacing such satellites and launch vehicles will in most cases be covered by insurance, a launch failure could result in delays in the In-Service or the Full Constellation Date.

     SS/L has agreed to obtain launch vehicles for Globalstar and arrange for the launch of all 56 satellites, subject to pricing adjustments in light of future market conditions, which may, in turn, be influenced by international political developments. An adverse change in launch vehicle market conditions which prohibits Globalstar from utilizing the launch vehicles for which it has contracted could result in an increase in the launch cost payable by Globalstar, which may be substantial. In addition, there can be no assurance that replacement launch vehicles will be available in the future at a cost or on terms acceptable to Globalstar.

     Two of Globalstar's launch operators are subject to U.S. export control regulations. Yuzhnoye, based in Ukraine, has ties with Russia and intends to launch the Zenit rocket from the Baikonur launch site in Kazakhstan. Arianespace, which will be providing the Soyuz rockets, also intends to launch from Baikonur. Changes in governmental policies or political leadership in the United States, Ukraine, Russia or Kazakhstan could affect these launch providers. While there is no assurance that the necessary export licenses will be obtained, Globalstar has provided against the risk that they will not be granted or that the deterioration in the relationships between the United States and these countries may make the use of such launch providers inadvisable by procuring options on sufficient launches with a U.S.-based launch provider to launch all the remaining satellites of the constellation. If Globalstar were to exercise these options for U.S. launches in the wake of the failure to obtain any necessary export licenses or as a result of adverse developments in U.S. relations with these countries, the cost of launching its satellite constellation would be significantly increased.

     Limited Life of Satellites. A number of factors will affect the useful lives of satellites, including the quality of construction, gradual environmental degradation of solar panels and the durability of component parts. Random failure of satellite components could result in damage to or loss of a satellite ("cold failures"). Satellites could also be damaged by electrostatic storms or collisions. As a result of these factors, the first-generation Globalstar System satellite constellation (including spares) is designed to operate at full performance for a minimum of 7 1/2 years, after which performance is expected to gradually decline. However, there can be no assurance of the constellation's specific longevity. Globalstar's operating results would be adversely affected if the useful life of the satellites were significantly shorter than 7 1/2 years. Globalstar anticipates developing a second generation of satellites. If enough funds are not available and Globalstar is unable to obtain external financing for the second-generation, it will not be able to deploy the second-generation constellation to replace first-generation satellites at the end of their useful lives. In that event, the Globalstar System would cease operations at that time.

     Insurance Risks. Globalstar intends to obtain insurance against launch failure which would cover the cost of relaunch and the replacement cost of lost satellites in the event of hot failures for 56 satellites in its constellation. SS/L has agreed to obtain on Globalstar's behalf insurance for the cost of replacing satellites lost in hot failures, and for any relaunch costs not covered by the applicable launch contract, in certain circumstances subject to pricing adjustments in light of future market conditions. An adverse change in insurance market conditions may result in an increase in the insurance premium paid by Globalstar, which may be substantial. In addition, there is no assurance that launch insurance will be available or that, if available, would be at a cost or on terms acceptable to Globalstar.

     Globalstar may self-insure for hot failures for up to 12 such satellites. Globalstar's contract with SS/L provides for the construction and launch of eight spare satellites to minimize the effect of any launch or orbital failures. However, there can be no assurance that additional satellites and launches will not be required. If so, in addition to the replacement costs incurred by Globalstar, Globalstar's In-Service or Full Constellation Date may be delayed. In addition, unless otherwise required by the Indenture, Globalstar does not currently intend to purchase insurance to cover cold failures that may occur once the satellites have been successfully deployed from the launch vehicle.

     Risks Associated with Changing Technology. The space and communications industries are characterized by rapid technological advances and innovations. Technologies utilized or under development by Globalstar may become obsolete, or its services may not be in demand by the time they are offered. Globalstar will be dependent upon technologies developed by third parties to implement key aspects of its strategy to integrate its satellite systems with terrestrial networks, and there can be no assurance that such technologies will be available to Globalstar in time or on reasonable terms.

FUTURE OPERATING RISKS

     Dependence on Service Providers and Other Third Parties. The availability of Globalstar service in each region or country will depend upon the cooperation, operational and marketing efficiency, competitiveness, finances and regulatory status of Globalstar's service provider there. The willingness of companies to become service providers will depend upon a variety of factors, including pricing, local regulations and Globalstar's competitiveness. Globalstar believes that enlisting the support of established telecommunications service providers, some of which are dominant carriers in their markets, will be essential both to obtaining necessary local regulatory approvals and to reaching a broad market of potential users. Globalstar's strategic service providers have agreed to act as exclusive providers in 71 countries although it is anticipated that in many cases these partners will enter into alliances with local entities to provide Globalstar service in these countries. In addition, Globalstar expects to raise additional funds before the Full Constellation Date in the form of payments from service providers in other territories throughout the world. Globalstar's business plan assumes that Globalstar will contract with service providers for the remaining territories of the world, in certain cases, on terms more favorable to Globalstar than those contained in its founding service provider agreements. There can be no assurance that additional service provider agreements will be entered into in the future or that this plan will be achieved. If such service provider payments are not realized, Globalstar will be required to obtain alternative sources of financing in order to complete the Globalstar System.

     If the service providers fail to obtain the necessary local regulatory approval or to adequately market and distribute Globalstar System services, Globalstar's business could be adversely affected. There can be no assurance that enough service providers will contract for Globalstar service and procure and install the gateways and obtain the regulatory licenses necessary for complete global service. Failure to offer service in any particular region will eliminate that area's market potential and reduce Globalstar's ability to service its global roamer market.

     Certain strategic partners and other third parties are designing and constructing the component parts of the Globalstar System. In the event such parties are unable to perform their obligations, Globalstar's In-Service and Full Constellation Date may be delayed and its costs may be increased.

     Risks Inherent in Foreign Operations. A substantial portion of Globalstar's business will be outside of the United States. Such operations are subject to certain risks such as changes in government regulations and telecommunications standards, tariffs or taxes and other trade barriers. Accordingly, government actions in foreign countries could have a significant effect on operations. Political, economic or social instability or other developments including currency fluctuations, could also adversely affect operations. In addition, Globalstar's agreements relating to local operations may be governed by foreign law or enforceable only in foreign jurisdictions. As a result it may be difficult for Globalstar to enforce its rights under such agreements.

     In addition, the majority of Globalstar System satellites are scheduled to be launched by Ukrainian and Russian launch vehicles from the Russian-operated cosmodrome in Kazakhstan. Disputes between any of these former Soviet Republics, whether concerning Globalstar, their space operations generally or otherwise, or internal political, social or economic instability in any of them could adversely affect Globalstar's launch schedule and costs.

     Risks of Doing Business in Developing Markets; Currency
Risks. Globalstar's largest potential markets are in developing countries or regions that are underserved and not expected to be served by existing telecommunications systems. Globalstar and its local service providers may face market, inflation, interest rate and currency fluctuation, government policy, price and wage, exchange control, taxation and social instability, expropriation and other economic, political or diplomatic conditions that are more volatile than those commonly experienced in the United States and other industrialized countries. Although Globalstar anticipates that it will receive payments from its service providers in U.S. dollars, limited availability of U.S. currency in these local markets may prevent a service provider from making payments in U.S. dollars. Moreover, exchange rate fluctuations may affect the price Globalstar will be entitled to receive for its services.

     Pricing Risk. Globalstar's pricing will, under certain circumstances, not be automatically adjusted for inflation; in such cases, Globalstar will be able to increase its pricing only if the service provider increases its prices to subscribers, and Globalstar may be required to lower its pricing if the service provider lowers its prices to subscribers. In recent years, pricing in the telecommunications industry has trended downward, in some cases making it difficult for service providers to raise prices to compensate for inflation. Although Globalstar expects future service provider agreements to contain pricing terms more favorable than those contained in its agreements with founding service providers, there can be no assurance that such terms will be achieved.

     Substantial Leverage. Globalstar has entered into an agreement with a bank syndicate for a $250 million credit facility expiring December 15, 2000, and also expects to utilize $310 million of committed vendor financing. The Credit Agreement permits Globalstar to incur up to $950 million of indebtedness on a senior basis, including $500,000,000 aggregate principal amount of the notes issued pursuant to the Indenture, to finance the Globalstar System; an unlimited amount of subordinated indebtedness may be incurred. Additional debt is expected to be incurred in the future; Globalstar is expected to become highly leveraged. Globalstar will be dependent on its cash flow from operations to service this debt. Any delay in the commencement of operations will adversely affect Globalstar's ability to service debt. The discretion of management with respect to certain business matters will be limited by covenants contained in the Credit Agreement, the Indenture and future debt instruments. Among other things, the covenants contained in the Credit Agreement and the Indenture restrict Globalstar from paying cash distributions on its ordinary partnership interests, creating liens on its assets, making certain asset dispositions, conducting certain other business and entering into transactions with affiliates and related persons. In addition, the Indenture contains certain financial covenants limiting the ability of Globalstar to incur additional indebtedness unless certain financial ratios are met. If the Credit Agreement ceases to be guaranteed, it will also contain certain financial covenants limiting additional indebtedness. There can be no assurance that Globalstar's leverage and such restrictions will not adversely affect Globalstar's ability to finance future operations or capital needs or to engage in other business activities. Moreover, a failure to comply with the obligations contained in the Credit Agreement and the Indenture or any agreements with respect to additional financing could result in an event of default under such agreements, which could permit acceleration of the related debt and acceleration of debt under future debt agreements that may contain cross-acceleration or cross-default provisions.

     Competition. Competition in telecommunications is intense, fueled by rapid and continuous technological advances and alliances between industry participants on an international scale. Although no present participant is providing the same global personal service proposed by Globalstar, it is anticipated that one or more additional competing MSS systems will be launched and that the success, or anticipated success, of Globalstar and its competitors could attract others. If any of Globalstar's competitors succeeds in marketing and deploying its system substantially earlier than Globalstar, Globalstar's ability to compete in areas served by such competitor may be adversely affected. A number of satellite-based telecommunications systems not involved in the MSS Proceeding have also been proposed using geostationary satellites and in one case, the 2 GHz band for an MEO system.

     Globalstar's most immediate competitors are the two MSS applicants which have received FCC licenses, Iridium and Odyssey. ICO was not an applicant or a licensee in the MSS Proceeding or any other proceedings before the FCC; it is seeking to operate in a different frequency band not available for use by MSS systems under current international guidelines in place until 2000. Comsat, the U.S. signatory to Inmarsat, has applied to the FCC to participate in the procurement of facilities of the system proposed by ICO. It has also sought FCC approval of a proposal to extend the scope of services provided by Inmarsat, currently limited to maritime services, to include telecommunications services to land-based mobile units. These applications are currently pending before the FCC. Comsat has been instructed in the past by the U.S. government to seek to ensure that ICO does not receive preferred access to any market and that non-discriminatory access to such areas for all mobile satellite communications networks be established, subject to spectrum coordination and availability. Nonetheless, because ICO is affiliated with Inmarsat and because its investors include government owned telecommunications monopolies in a number of countries, there can be no assurance that ICO might not be given preferential treatment in the local licensing process in those countries. It is also possible that one or more of the two pending MSS applicants will demonstrate financial qualification sufficient to obtain an FCC license and become an additional competitor of Globalstar.

     The MSS systems, including Globalstar, also compete with each other for the limited frequency spectrum available for MSS operations. Unlike CDMA systems such as Globalstar and Odyssey, which permit multiple systems to operate within the same band, the design of Iridium's TDMA system requires a separate frequency segment dedicated specifically for its use. If more than two CDMA systems become operational, CDMA systems like Globalstar will effectively have a smaller spectrum segment within which to operate their user uplinks in the

U.S. While CDMA does permit spectrum sharing among competing systems, the capacity of the systems operating within that spectrum will decrease as the number of systems operating in the band increases.

     The FCC has no authorization to extend the U.S. band plan for CDMA and TDMA Big LEO systems to other countries. However, it has stated that it plans to express the view in discussions with other administrations that global satellite systems are more likely to succeed if individual administrations adopt complementary systems for licensing them.

     Geostationary-based satellite systems, including AMSC, APMT, ASC, ACeS, Lockheed Martin's Satphone and Comsat's Planet-1, plan to provide satellite-based telecommunications services in areas proposed to be serviced by Globalstar. Because some of these systems involve relatively simple ground control requirements and are expected to deploy no more than two satellites, they may succeed in deploying and marketing their systems before Globalstar. In addition, coordination of standards among regional geostationary systems could enable these systems to provide worldwide service to their subscriber bases, thereby increasing the competition to Globalstar. For example, Comsat has announced a global mobile satellite service (Planet-1) using existing Inmarsat satellites, a six-pound, laptop-size phone, costing $3,000 with an expected per-minute usage rate of $3.00.

     Some of these potential competitors have financial, personnel and other resources substantially greater than Globalstar's. Many of them are raising capital and may compete with Globalstar for service providers and financing. Technological advances and a continuing trend toward strategic alliances in the telecommunications industry could give rise to significant new competitors. There can be no assurance that some of these competitors will not provide better service. However, Globalstar believes, based upon the public statements and other publicly available information of the other MSS applicants, that Globalstar will be a low-cost provider. However, competition could require Globalstar to reduce pricing to service providers, thus adversely affecting financial performance.

     Satellite-based telecommunications systems are characterized by high up-front costs and relatively low marginal costs of providing service. Several systems are being proposed and, while the proponents of these systems foresee substantial demand for the services they will provide, the actual level of demand will not be known until such systems are operational. If the capacity of Globalstar and any competing systems exceeds demand, price competition could be particularly intense. See "-- Regulation -- Licensing Risks."

     Risk of Accelerated Build-Out and Competing Technological Advances. As land-based telecommunications services expand to regions currently underserved or not served by wireline or cellular services, demand for Globalstar service in those regions may be reduced. If such systems are constructed at a more rapid rate than that anticipated, the demand for Globalstar service may be reduced faster than is assumed in Globalstar's market analysis. Globalstar may also face future competition from new technologies and new satellite systems. New technology could render Globalstar obsolete or less competitive by satisfying consumer demand in alternative ways or through the introduction of incompatible telecommunications standards. A number of these new technologies, even if they are not ultimately successful, could have an adverse effect on Globalstar as a result of their initial marketing efforts. Globalstar's business would be adversely affected if competitors begin operations or existing or new telecommunications service providers penetrate Globalstar's target markets before completion of the Globalstar System.

     Subscriber Acceptance. Subscriber acceptance of the Globalstar System (both in terms of placement of Globalstar Phones and usage) will depend upon a number of factors, including price, demand and the availability of alternative systems. If the level of actual subscriber demand is below that expected by Globalstar, its cash flow will be adversely affected. Globalstar's hand-held phone is expected to be larger and heavier for the same talk time than today's pocket-sized, hand-held cellular telephones and is expected to have a significantly longer and thicker antenna than hand-held cellular telephones. The Globalstar System will function best when there is an unobstructed line-of-sight between the user and one or more of the Globalstar satellites. Obstacles such as buildings, trees or mountainous terrain may degrade service quality, more than terrestrial cellular systems, and service may not be available in the core of high-rise buildings. There is no assurance that these characteristics of the hand-held Globalstar Phone will not hurt demand for Globalstar service.

     Product Liability; Alleged Health Risks. There has been publicity concerning alleged health risks associated with the use of portable hand-held telephones with transmitting antennas integrated into handsets. Because hand-held Globalstar Phones will use on average lower power to transmit signals than traditional cellular units, Globalstar does not believe that proposed FCC new guidelines will require any significant modifications of the Globalstar System or of the mobile hand-held Globalstar Phones. There can, however, be no assurance that the guidelines, as adopted, or any associated health concerns, would not have an adverse effect on Globalstar's mobile handset business.

     Reliance on Key Personnel. The success of Globalstar's business will be partially dependent upon the ability of Globalstar to attract and retain technical and management personnel. No employee of Globalstar has an employment contract with Globalstar nor does Globalstar expect to maintain "key man" insurance. The loss of any such individuals could have a material adverse effect on Globalstar's business.

STRUCTURAL AND MARKET RISKS

     Potential Conflicts of Interest. Partners of LQSS or their affiliates are principal suppliers of the major components of the Globalstar System, and are also expected to manufacture system elements contracted to be sold to service providers and subscribers. Much of the proceeds of the offering of the Rights Shares and the exercise of the Guaranty Warrants will fund such obligations. During the design, development and deployment of the Globalstar System, Globalstar will depend upon Loral's management skills and technologies, Qualcomm and SS/L to design and manufacture the satellite constellation, SOCCs, GOCCs, gateways and Globalstar Phones. Globalstar has contracted the design of segments of the Globalstar System with affiliates of LQSS, including a fixed-price satellite production contract with SS/L and a cost-plus-fee contract with Qualcomm to design the gateways, GOCCs and Globalstar Phones. Contracts with partners of Globalstar or LQSS promote conflicts of interests.

     Partners and affiliates of Globalstar, including companies affiliated with Loral, will be among the principal service provider customers and as such may have conflicts of interest. If Globalstar is unable to offer service on competitive terms in a particular country or region, a service provider there, which may be a partner of Globalstar, can act as a service provider to a competing MSS system in that area while serving as a Globalstar service provider in other markets.

     Controlling Person. Globalstar is managed by a committee, a majority of whose members are Loral designated. The Independent Representatives on the committee, however, have the right to pass upon certain matters before any decision to submit them to a vote of the partners and will have certain authority over the employment of senior officers of Globalstar.

     Change of Control of GTL and Reduction in Interest; Investment Company Act Considerations. If there is (i) a change of control of GTL when GTL owns less than 50% of the Globalstar partnership interests outstanding or (ii) a sale or other disposition of partnership interests by which the equity interest of GTL in Globalstar is reduced to less than 5%, which has not been approved by LQSS or by the partners of Globalstar, GTL will become a limited partner in Globalstar and will no longer appoint representatives to serve on the General Partners' committee. Certain other governance rights granted to GTL under Globalstar's partnership agreement will also be revoked, and GTL will enjoy only the rights of a limited partner in Globalstar. If GTL were to cease participation in the management of Globalstar, which would result if GTL were to undergo a change of control or a reduction in interest, its interest in Globalstar could be deemed an "investment security" for purposes of the Investment Company Act. In general, an entity is an "investment company" if, it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). GTL's sole asset is its partnership interest in Globalstar. A determination that such investment was an investment security could result in GTL's being deemed to be an investment company under the Act and subject to its registration and other requirements. In order to register, GTL might be required to reincorporate in the U.S. and would be subject to U.S. tax on its worldwide income, subject to any applicable foreign tax credits. Globalstar intends to conduct its operations so as to avoid becoming an investment company under that Act.

     No Dividends; Holding Company Structure; General Partner Liability. GTL has not paid any dividends on its Common Stock, and Globalstar has not made any distributions to its partners. Except for interest payments by GTL on the CPEOs and distribution payments by Globalstar on the Preferred Partnership Interests, GTL and Globalstar do not anticipate any such dividends or distributions before Globalstar's Full Constellation Date and positive cash flow, which is not expected before 1999. GTL may not pay dividends on its Common Stock while interest arrearages remain outstanding on its CPEOs. GTL's sole asset is its partnership interest in Globalstar. GTL has no independent means of generating revenues. Globalstar will pay GTL's operating expenses related to Globalstar; such expenses are not expected to be material. As a general partner of Globalstar, GTL is jointly and severally liable with the other general partner for its obligations to the extent Globalstar is unable to pay. To the extent permitted by law and agreements relating to indebtedness, Globalstar intends to distribute to its partners, including GTL, its net cash received from operations, less amounts required to repay outstanding indebtedness, pay distributions on the Preferred Partnership Interests, satisfy other liabilities and fund capital expenditures and contingencies (including funds required for design, construction and deployment of the second-generation satellite constellation). GTL intends to promptly distribute as dividends on its Common Stock the distributions made by Globalstar, less any amounts required for taxes, liabilities and contingencies.

     Rights of Shareholders under Bermuda Law. GTL is incorporated under the laws of the Islands of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of GTL's management, directors and controlling shareholders, and the rights of its shareholders are governed by Bermuda law and GTL's Memorandum of Association and Bye-Laws. Such principles may differ from those that would apply if GTL were incorporated in the United States. There is uncertainty as to whether the courts of Bermuda would enforce (i) United States court judgments obtained against GTL or its officers and directors resident in foreign countries predicated upon the civil liability provisions of United States securities laws or (ii) in original actions brought in Bermuda, liabilities against GTL or such persons predicated upon United States securities laws.

     Tax Considerations. Special U.S. tax rules apply to U.S. taxpayers who own stock in a "passive foreign investment company ("PFIC")." Although GTL believes that it will not become a PFIC, there is a risk that in the future it could. Then a U.S. shareholder would be subject at his election either to (i) a current tax on undistributed earnings or (ii) a tax deferral charge on certain distributions and on gains from a sale of shares of the Common Stock (which will be taxed as ordinary income).

     GTL expects that a significant portion of its income will not be subject to tax by the United States, Bermuda or by the countries from which it derives income. However, the extent to which certain foreign jurisdictions may require GTL to pay tax or to make payments in lieu of tax cannot be determined in advance. See "-- Investment Company Act Considerations" and "Taxation."

     Shares Eligible for Future Sale. On January 31, 1997, GTL had outstanding 10,000,000 shares of Common Stock. An additional 4,769,230 shares are issuable upon conversions of GTL's CPEOs (subject to anti-dilution adjustment to be effected upon consummation of the Rights Offering). There will be 1,032,250 shares of Common Stock issuable upon exercise of the warrants issued as part of the Units. In addition, 37,000,000 shares are issuable upon exercise by the other partners in Globalstar of their rights to exchange their ordinary partnership interests for shares of Common Stock. As of December 31, 1996, an aggregate of 250,000 shares of Common Stock were reserved for issuance under a stock option plan and a proposal to increase this number by 375,000 is being submitted to shareholders for their approval at GTL's next annual meeting. Pursuant to the Warrant Acceleration and Registration Rights Agreement, the Company has agreed to use its reasonable efforts to register the Warrant Shares under the Securities Act and to effect an underwritten public offering of the Warrant Shares by April 15, 1997. Sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur, could adversely affect the market price of the Common Stock. GTL has an effective registration statement relating to the shares of Common Stock issuable upon conversion of the CPEOs.

     Volatility. The market price of the Common Stock has been volatile. In particular, the trading prices of the common stock of many technology companies have reflected extreme price and volume fluctuations, which have at times been unrelated to operating performance. The trading price of the Shares could be subject to significant fluctuations in response to variations in Globalstar's prospects and operating results which could be affected by delays in the design, construction, deployment, customer acceptance and commercial operation of the Globalstar System, delays in obtaining service providers or regulatory approvals in particular countries, launch failures, general conditions in the telecommunications industry, regulation, international events, changes in interest rates and other factors. Such factors may have an adverse effect on the trading price of the Common Stock from time to time.

     Dilution. Globalstar expects to fund its remaining capital requirement of approximately $500 million from a combination of sources including debt issuance (which may include an equity component), exercise of warrants, financial support from the partners, service provider payments, service revenues from operations, payments from the sale of gateways and Globalstar Phones and additional placements of partnership interests. Globalstar may, subject to certain preemptive and approval rights of its other partners, sell equity interests (either directly or through the issuance of warrants, or convertible debt securities), diluting the percentage ownership in Globalstar represented by the Shares. Issuing additional partnership interests to new or existing partners, would dilute the ownership of other partners. The issuance of additional partnership interests at prices lower than the price at which GTL may purchase them would further dilute GTL. Ordinary partnership interests in Globalstar are convertible, over a period of years following the Full Constellation Date and after at least two consecutive reported fiscal quarters of positive net income, into Common Stock, subject to certain restrictions, on a one-for-one basis, subject to adjustment.

     Certain Rights Offering Considerations. Shareholders who do not exercise their Rights in full will realize a dilution in their percentage voting rights and ownership interests in future net earnings, if any, of the Company to the extent that Rights are exercised by other shareholders. The Rights subscription price represents a 52% discount from the market price as of the date of this Prospectus and could result in a reduction in the market price for the Company's Common Stock. Although the Company reserves the right to extend the period during which Rights may be exercised, absent any such extension the Rights will expire on April 30, 1997, and therefore have a limited life. While the Rights will be transferable, they will not be listed for trading on NNM or any exchange, and there can be no assurance that a market for the Rights will develop or, if developed, be maintained, especially considering their limited life.

                                USE OF PROCEEDS

     It is anticipated that the proceeds to the Company from the Rights Offering will be approximately $30 million. The Company also expects to obtain $110.9 million in proceeds from the exercise of the Guaranty Warrants as contemplated in the concurrent Warrant Share Offering being effected by means of a separate prospectus. The Company intends to use the aggregate proceeds from such transactions, expected to be approximately $140.9 million, to exercise the Partnership Warrants it holds to purchase additional ordinary general partnership interests in Globalstar. The expenses of the Company in connection with the Rights Offering and the Warrant Share Offering will be paid by Globalstar, which will receive the proceeds of the issuance of the Rights Shares and the Warrant Shares upon exercise of the Partnership Warrants. The net proceeds to Globalstar of the exercise of the Partnership Warrants, estimated to be $140.7 million, will be used by Globalstar towards the construction and deployment of the Globalstar System.

                                DIVIDEND POLICY

     GTL has not declared or paid any cash dividends on its Common Stock, and Globalstar has not made any distributions to its partners. Except for interest payments by GTL on the CPEOs and distribution payments by Globalstar on the Preferred Partnership Interests, GTL and Globalstar do not currently anticipate paying any such dividends or making such distributions (other than to the extent that Globalstar's payment of GTL's operating expenses related to Globalstar would be treated as a distribution) prior to Globalstar's Full Constellation Date and achievement of positive cash flow. Cash distributions by Globalstar may also be restricted by covenants relating to Globalstar's present and future debt obligations. In addition, GTL is prohibited from paying dividends on its Common Stock as long as any interest arrearages remain outstanding on its CPEOs. GTL is a holding company, the sole asset of which is its interest in Globalstar. GTL has no independent means of generating revenues. Globalstar will pay the GTL's operating expenses related to Globalstar; such expenses are not expected to be material. To the extent permitted by applicable law and agreements relating to indebtedness, Globalstar intends to distribute to its partners, including GTL, its net cash received from operations, less amounts required to repay outstanding indebtedness, satisfy other liabilities and fund capital expenditures and contingencies (including funds required for design, construction and deployment of the second-generation satellite constellation). The Globalstar Credit Agreement and the Indenture restrict the ability of Globalstar to pay cash distributions on its ordinary partnership interests. GTL intends to promptly distribute as dividends to its shareholders the distributions made to it by Globalstar, less any amounts reasonably required to be retained for payment of taxes, for repayment of liabilities and to fund contingencies.

                                  THE COMPANY

     GTL was organized as a Bermuda company on November 23, 1994 and has its principal offices at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda (441-295-2244). GTL's sole business is to act as a general partner of Globalstar. Globalstar is a Delaware limited partnership whose managing general partner is LQSS; the general partner of LQSS is LQP, a Delaware limited partnership comprised of subsidiaries of Loral and Qualcomm. The general partner of LQP is LGP, a Loral subsidiary. Globalstar, LQSS and LQP are collectively referred to as the Globalstar Partnerships. GTL serves as the other general partner of Globalstar. Globalstar Capital Corporation was organized as a Delaware corporation on July 24, 1995, and other than serving as issuer of certain notes, does not conduct any business. The principal offices of Globalstar and Globalstar Capital Corporation are located at 3200 Zanker Road, San Jose, California 95164 (408-473-5550).

     Matters relating to the FCC License for the Globalstar System, including compliance requirements and other regulatory matters related thereto, are under the exclusive control of LQP. Such FCC License is held by L/Q Licensee, a wholly-owned subsidiary of LQP.

                                    BUSINESS

BUSINESS OVERVIEW

     The Company is a Bermuda company that acts as a general partner of Globalstar. Globalstar is building and preparing to launch and operate the Globalstar System designed to enable local service providers to offer low-cost, high quality wireless voice telephony and data services in virtually every populated area of the world. Globalstar's designated service providers have agreed to offer service and seek to obtain all necessary local regulatory approvals in more than 100 nations, accounting for about 88% of the world's population. The Company's sole asset is its interest in Globalstar.

     The Globalstar System's worldwide coverage is designed to extend affordable modern telecommunications services to millions who lack basic telephone service and to enhance wireless telecommunications in areas underserved or not served by cellular systems, providing a telecommunications solution in parts of the world where terrestrial systems cannot be economically justified. The Globalstar System has been designed to provide services at prices comparable to today's cellular service and substantially lower than the prices announced by Globalstar's anticipated satellite-based competitors. Globalstar service providers will set their own retail pricing in their territories and will pay Globalstar about $0.35 to $0.55 per minute on a wholesale basis.

     Globalstar customers will use a variety of Globalstar Phones, including hand-held and vehicle-mounted units similar to today's cellular telephones, fixed telephones similar either to phone booths or ordinary wireline telephones, and data terminals and facsimile machines. Dual-mode and tri-mode Globalstar Phones will provide access to both the Globalstar System and the subscriber's land-based cellular service. Each Globalstar Phone will communicate through one or more satellites to a local Globalstar service provider's interconnection point (known as a gateway) which will, in turn, connect into existing telecommunications networks.

     The elements of the Globalstar System -- space and ground segments, digital communications technology, handset supply, service provider arrangements and licensing -- are on schedule to begin launching satellites in the second half of 1997, to commence commercial operations in the second half of 1998 and to have a full constellation of 48 operational satellites, plus eight in-orbit spares, launched by the end of 1998:

          Space Segment. The first Globalstar satellite has been assembled and is now in pre-flight testing, and another four are currently being assembled. Production is on schedule for the remaining satellites. Three different launch providers have signed agreements for the launch of the satellite constellation, providing a variety of launch options and considerable flexibility. Mission operations preparations and launch vehicle production and dispenser development are on schedule.

          Ground Segment. The first four gateways, which are to be in Australia, France, South Korea and the United States, are under construction. These will support Globalstar's data network, monitor the initial launch and orbital placement of Globalstar's first satellites, and will serve as prototypes for production gateways that will support Globalstar service. Globalstar's SOCC facility has been completed.

          Digital Communications Technology. Qualcomm's CDMA technology has been successfully deployed in South Korea, Hong Kong and cities in the United States supporting terrestrial PCS and digital cellular service. Its CDMA implementation for Globalstar has been successfully demonstrated in a simulated satellite environment. This demonstration validated Globalstar's encoding, modulation, control software, time and frequency distribution and up/down links between satellites and handsets.

          Handset Supply. Qualcomm and two other manufacturers, Ericsson and TELITAL, are on schedule in their design and development of Globalstar's handset.

          Service Providers. Globalstar and its partners have been seeking alliances with service providers throughout the world and have entered into agreements in a number of territories. For example, in November 1996, ChinaSat, a subsidiary of China's Ministry of Posts and Telecommunications, agreed to act as the exclusive distributor of Globalstar services in China, and to support four Globalstar gateways, the first of which is expected to be operational by 1998. Globalstar has also formed a joint venture with the principal Russian long distance carrier, Rostelecom, to provide Globalstar service in that country and is negotiating a service provider agreement with that joint venture. Globalstar believes that these relationships with in-country service providers will facilitate the granting of local regulatory approvals -- particularly where, as is the case in China, the service provider and the licensing authority are the same -- as well as providing local marketing and technical expertise.

          Licensing. In January 1995, the FCC granted authority for the construction, launch and operation of the Globalstar System and assigned spectrum for its user links. Later that year, WRC'95 allocated feeder link spectrum on an international basis for MSS systems such as Globalstar, and in November 1996 the FCC authorized Globalstar's feeder links.

     As a result of several recent decisions designed to assure and upgrade system performance and maintain schedule -- including procurement of three launches on the Starsem Soyuz launch vehicle, additional testing procedures, development of additional and enhanced service features, cost growth and other factors -- Globalstar currently estimates the cost for the design, construction and deployment of the Globalstar System, including working capital, cash interest on anticipated borrowings and operating expenses, to be approximately $2.5 billion. In addition, Globalstar has agreed to purchase from SS/L eight additional spare satellites at a cost estimated at $175 million. After giving effect to the exercise of the Rights and the Guaranty Warrants, Globalstar will have raised or received commitments for approximately $2.0 billion in equity, debt and vendor financing, representing about 78% of the total financing expected to complete the Globalstar System and achieve worldwide operations.

     The Globalstar System has been designed to address the substantial and growing demand for telecommunications services worldwide, particularly in developing countries. More than three billion people today live without residential telephone service, many in rural areas where the cost of wireline service is prohibitively high. Moreover, even where telephone infrastructure is available in developing countries, outdated equipment often leads to unreliable service and limited international access. The number of worldwide fixed phone lines has increased from 469 million in 1988 to 753 million in 1996 and is projected to increase to 1.2 billion by 2002. Nonetheless, during the same period, waiting lists for fixed service have increased from 30 million to 45 million, resulting in an average waiting time before installation of about one and a half years. Similarly, the cellular market has grown from four million worldwide subscribers in 1988 to an estimated 123 million in 1996 and is projected to increase to 334 million by 2001. At that time, it is projected that only 40% of the world's population will live in areas with cellular coverage. The remaining 60% of the world's population will have access to wireless telephone service principally through satellite-based systems like the Globalstar System. Globalstar believes that its potential market exceeds 30 million people.

     The Globalstar System has been designed with attributes which Globalstar believes compare favorably to other proposed global mobile satellite service systems including: (i) Globalstar's unique combination of CDMA technology and path diversity through multiple satellite coverage, which will reduce call interruptions and signal blockage from obstructions and will use satellite power more efficiently; (ii) a proven space segment design without complex intersatellite links or on-board call processing and a ground segment with flexible, low-cost gateways and competitively priced Globalstar Phones; (iii) lower average wholesale prices than other proposed MSS systems; and (iv) gateways installed in most major countries, minimizing tail charges (i.e. amounts charged by carriers other than the Globalstar service provider for connecting a Globalstar call through its network), resulting in low costs for domestic and regional calls, which will account for the vast majority of Globalstar's anticipated usage.

     Loral is a principal founder of Globalstar and is its managing general partner. Loral has invested $269 million in Globalstar. Loral owns effectively 33.8% of Globalstar, on a fully diluted basis. Other Globalstar strategic partners include leading domestic and international telecommunications service providers and space and telecommunications equipment manufacturers who have invested an additional $210 million in equity and, together with Loral, committed or obtained $310 million in vendor financing.

GLOBALSTAR STRATEGIC PARTNERS

     Globalstar has selected strategic partners whose marketing, operating and technical expertise will enhance Globalstar's capabilities. These partners are playing key roles in the construction, operation and marketing of the Globalstar System. Globalstar's founding partners are Loral and Qualcomm, the leading supplier of CDMA digital telecommunications technology. Globalstar's other strategic partners are:

                                                              TELECOMMUNICATIONS EQUIPMENT
                      TELECOMMUNICATIONS                    AND AEROSPACE GLOBALSTAR SYSTEMS
                       SERVICE PROVIDERS                              MANUFACTURERS
        -----------------------------------------------  ---------------------------------------
        - AirTouch                                       - Alcatel
        - Dacom                                          - Alenia
        - France Telecom                                 - DASA
        - Vodafone                                       - Finmeccanica
                                                         - Hyundai
                                                         - SS/L

     SS/L is providing the system's satellites under a fixed-price contract that also requires SS/L to obtain launch services and launch insurance. Qualcomm is designing and will manufacture Globalstar Phones, gateways and certain ground support equipment.

BUSINESS STRATEGY

     Globalstar's strategy for successful operation is based upon: (i) providing potential users worldwide with high quality telecommunications services; (ii) employing a system architecture designed to minimize cost and technological risks; and (iii) leveraging the marketing, operating and technical capabilities of its strategic partners.

WORLDWIDE HIGH QUALITY SERVICE

     To achieve rapid and sustained customer acceptance of the system, the Globalstar System has been designed to provide a high quality, worldwide service that combines the best of existing cellular service with the technological advantages of the Globalstar System as described herein to meet the needs of individual end users.

     Worldwide Coverage and Access. The Globalstar System's worldwide coverage has been designed to enable its service providers to extend modern telecommunications services rapidly and economically to significant numbers of people who currently lack basic telephone services and to enhance wireless telecommunications in areas underserved or not served by existing or contemplated cellular systems. Globalstar expects to provide a communications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. The Globalstar System has also been designed to enable international travelers to make and receive calls at a unique telephone number through their mobile Globalstar Phones anywhere in the world where Globalstar service is authorized by local regulatory authorities.

     Multiple Satellite Coverage; Soft Handoff. CDMA digital communications technology combined with continuous multiple satellite coverage and signal path diversity (a patented SS/L method of signal reception not available to competing systems) will enable the Globalstar System to provide service to a wide variety of locations, with less potential for signal blockage from buildings, terrain or other natural features. Globalstar Phones have been designed to operate with a single satellite in view, although typically signals from two to four satellites overhead will be combined to provide service. Therefore, the loss of an individual satellite is not expected to result in any gap in global coverage. Each mobile Globalstar Phone has been designed to communicate with as many as three satellites simultaneously, combining the signals received to ensure maximum service quality. As satellites are constantly moving in and out of view, they will be seamlessly added to and removed from the calls in progress, thereby reducing the risk of call interruption.

     Superior Call Quality; Increased Privacy. Based on terrestrial simulations of the Globalstar System, Globalstar expects that Qualcomm's CDMA digital technology will enable Globalstar to provide digital voice services which will have clarity, quality and privacy similar to those of existing digital land-based cellular systems. Qualcomm's CDMA technology, which is available to Globalstar on an exclusive basis for commercial MSS applications, has also been selected for digital cellular service by 12 of the 15 largest U.S. cellular service providers and the two largest holders of PCS licences in the U.S. (by population served).

     Efficient Use of Satellite Resources. The Globalstar System's use of multiple satellites to communicate with each Globalstar Phone (a patented SS/L method of signal reception not available to competing systems) has been designed to allow its communications signals to bypass obstructions. Path diversity is expected to permit Globalstar to maintain its desired level of service quality while using less power and satellite resources than would be required in a system using single path satellites, which attempt to penetrate obstructions by using higher single satellite power and overall higher link margins.

     No Voice Delay. Globalstar satellites' low-earth orbits of 750 nautical miles are expected to result in no perceptible voice delay, as compared with the noticeable time delay of calls utilizing geosynchronous satellites, which orbit at an altitude of 22,500 nautical miles. Globalstar believes that its system will also entail noticeably less voice delay than medium orbit MSS systems and, in many cases, than LEO systems requiring on-board satellite call processing to support satellite-to-satellite switching systems.

EMPLOYING A SYSTEM ARCHITECTURE DESIGNED TO MINIMIZE COST AND RISK

     Simple, Cost-Effective System Architecture. To achieve low cost, reduce technological risk and accelerate its deployment, Globalstar has devised a system architecture using small satellites incorporating well-established design features, and located the system's call processing and switching operations on the ground, where they are accessible for maintenance and can benefit from continuing technological advances. Hand-held and vehicle-mounted Globalstar Phones are anticipated to be priced comparably and will be similar in size and function to current digital cellular telephones. Dual-mode and tri-mode Globalstar Phones will be able to access both Globalstar and a variety of local land-based analog and digital cellular services, where available. Multiple manufacturers will be licensed to manufacture Globalstar Phones in order to promote competition and reduce prices. Globalstar gateways have been competitively priced in order to encourage the placement of one or more gateways in each country served, thus reducing tail charges for the terrestrial portion of each call.

     Low-Cost Service. Globalstar intends to offer its service providers effective average prices substantially lower than those announced by its anticipated principal competitors. Globalstar's service providers will set their own retail pricing and will pay to Globalstar wholesale prices generally expected to range between $0.35 and $0.55 per minute. Another proposed satellite-based system has proposed retail pricing of more than $3.00 per minute. As a result of its pricing commitments to its service providers or as a result of competitive pressures, Globalstar may not be in a position to pass on to its service providers unexpected increases in the cost of constructing the Globalstar System. However, Globalstar believes that its low system and operating costs and high gross margins at target pricing and usage levels provide it with substantial additional pricing flexibility if necessary to meet competition.

     Simple Space Segment of Proven Design. Globalstar believes its system will cost less to design and construct and may be the first of the proposed worldwide systems to provide commercial service. To achieve low cost, reduce technological risk and accelerate deployment of the Globalstar System, its architecture uses small satellites incorporating a well-established repeater design that acts essentially as a simple "bent pipe," relaying signals received directly to the ground. All of the system's call processing and switching operations are on the ground, where they are accessible for maintenance and can benefit from continuing technological advances. The Globalstar space segment is being manufactured under a fixed-price contract with SS/L. The contract provides for the construction of 56 satellites meeting designated performance specifications and for SS/L to obtain launch services and launch insurance.

     Flexible, Low-Cost Ground Segment. Globalstar has been designed to offer local governments and service providers affordable telephone infrastructure where the cost of build-out of land-based wireline or wireless telephone systems is either too great or not economically justifiable. By purchasing a single gateway for approximately $3 million to $8 million (depending on the capacity desired), a service provider can extend basic telephone service to fixed terminals on a national basis in countries as large as Saudi Arabia and mobile service to cover an area almost as large as Western Europe. As a result of the low cost of its gateways, Globalstar expects that its service providers will install gateways in most of the major countries in which they offer service. Each country with a Globalstar gateway will have access to domestic service without the imposition of international tail charges on in-country calls, thereby offering subscribers the lowest possible cost for domestic calls, which account for the vast majority of all cellular calls today.

     Competitively Priced Globalstar Phones. Hand-held and vehicle-mounted Globalstar Phones are anticipated to be priced comparably and will be similar in function to current digital cellular telephones. Moreover, mobile Globalstar Phones will use less power on average than conventional analog cellular telephones and are therefore expected to enjoy longer battery life. Dual-mode and tri-mode Globalstar Phones will be able to access both Globalstar and a variety of local land-based analog and digital cellular services, where available. Mobile and fixed Globalstar Phones are expected to cost less than $750 each, and Globalstar public telephone booths are expected to cost between $1,000 and $2,500, depending upon desired capacity and the number of units sharing a fixed antenna. Qualcomm is required to license three additional manufacturers of Globalstar Phones and has granted a license to each of Ericsson and TELITAL for such purpose; Globalstar believes that licensing multiple manufacturers will spur competition, which will reduce prices. As is the case with many cellular systems today, service providers may subsidize the cost of Globalstar Phones to generate additional usage revenue. In addition, national and local governments may subsidize some or all elements of system cost, particularly in rural areas, thereby reducing the cost of access to subscribers.

LEVERAGING THE CAPABILITIES OF GLOBALSTAR'S STRATEGIC PARTNERS

     Loral has overall management responsibility for the design, construction, deployment and operation of the Globalstar System. Globalstar's strategic partners will play key roles in the design, construction, operation and marketing of the Globalstar System.

     Telecommunications service providers. AirTouch, Dacom, France Telecom and Vodafone are providing in-country marketing and telephony expertise to Globalstar. Globalstar's strategic partner service providers have been granted exclusive rights to provide Globalstar service in 71 countries around the world in which they have particular marketing strength and experience and access to an established customer base of 60 million subscribers. Six additional service providers have agreed to offer Globalstar service in 32 additional countries. To maintain their service provider rights on an exclusive basis, these service providers and additional service providers are required to make minimum payments to Globalstar equal to 50% of target revenues. Based upon current targets (which are subject to adjustment in 1998 based upon an updated market analysis), such minimum payments total approximately $5.0 billion through 2005. In order to accelerate the deployment of gateways around the world prior to the In-Service Date, Globalstar, Qualcomm and the service providers intend to jointly finance the procurement of 33 gateways for resale to service providers. Globalstar expects to recover its investment in this gateway financing program from such resales. There can be no assurance that the service providers will elect to retain their exclusivity and make such payments or place such orders for Globalstar Phones and gateways.

     Globalstar expects to add additional service providers in order to provide coverage throughout the world. Each service provider will, subject to obtaining required local regulatory approvals, market and distribute Globalstar service in its designated territories and own and operate the gateways necessary to serve its markets.

     Telecommunications equipment and aerospace systems manufacturers. SS/L, Alcatel, Alenia, DASA, Finmeccanica and Hyundai have contracted to design, build and deploy the Globalstar System. Qualcomm, using its CDMA technology, is designing and will manufacture Globalstar Phones and gateways and has primary responsibility, along with Globalstar, for the design and implementation of GOCCs. Qualcomm's CDMA technology is available to Globalstar on an exclusive basis for commercial MSS satellite applications. SS/L is performing under a fixed-price contract for the construction of Globalstar's satellites in conjunction with its Alliance Partners, Aerospatiale, Alcatel, DASA and Finmeccanica, and with Hyundai.

                                   REGULATION

UNITED STATES FCC REGULATION

     The FCC is the United States agency with jurisdiction over commercial uses of the radio frequency spectrum. All commercial MSS systems such as Globalstar must obtain an authorization from the FCC to construct and launch their satellites and to operate the satellites to provide MSS services in assigned spectrum segments in the United States. The FCC may also adopt from time to time rules applicable to MSS systems, which may impose constraints on the operation of Globalstar satellites, subscriber terminals and/or gateway earth stations.

     The Globalstar System requires regulatory authorization for two pairs of frequencies: user links (from the user to the satellites, and vice versa) and feeder links (from the gateways to the satellites, and vice versa). On January 31, 1995, the FCC authorized the construction, launch and operation of the Globalstar System and assigned bands of the radio frequency spectrum for the user links. A modification of this authorization on November 19, 1996 assigned feeder link frequencies. This license is held by L/Q Licensee, a subsidiary of LQP which has agreed to use the FCC license exclusively for the benefit of Globalstar. The FCC license grants authority to construct, launch and operate the Globalstar System with user links in the 1.6 and 2.4 GHz bands, consistent with the United States band plan for MSS Above 1 GHz Globalstar Systems, and feeder link frequencies in the 5 and 7 GHz bands. These feeder link frequencies were allocated internationally for non-geostationary MSS feeder links at WRC '95, and the FCC assigned them for use by Globalstar in the United States in accordance with this international allocation. However, use of the feeder link frequencies remains subject to any applicable restrictions which may be promulgated in an FCC proceeding to adopt the international allocations into the U.S. Table of Frequency Allocations.

     The authorization granted by the FCC to LQP for Globalstar requires that construction, launch and operation of the system must be accomplished in accordance with the technical specifications set forth in the Globalstar FCC application, as amended, and consistent with the FCC's rules unless specifically waived. During the process of constructing the Globalstar System, there may be certain modifications to the design set forth in the application on file with the FCC which may require filing an application to modify the authorization. There can be no assurance that the FCC will grant these requests or do so in a timely manner. Denial of such requests or delay in grant of such requests could adversely affect the performance of the Globalstar System or result in schedule delays or cost increases. In addition, use and operation of Globalstar's feeder and user links are subject to FCC regulations regarding interference protection and coordination with other systems which may have an adverse effect on the usefulness of such frequencies.

     LQP's MSS application was one of six considered concurrently by the FCC. On January 31, 1995, Motorola Satellite Communications, Inc. and TRW Inc. also were granted FCC licenses for systems providing MSS Above 1 GHz Service. Consideration of three other applications was deferred for over a year in order to give the applicants time to establish their financial qualification to receive an MSS license. As of September 16, 1996, one applicant withdrew its application, one amended its application with information on new financial arrangements for review by the FCC, and one amended its application without providing the details of any new financial arrangements. Subsequently, both applicants have provided additional information for the FCC to consider. Action on the two remaining applications is pending at the FCC.

     The FCC license only authorizes the construction, launch and operation of the Globalstar System's satellite constellation. Separate authorizations must be obtained from the FCC for operation of gateways and Globalstar Phones in the United States. Globalstar's authorized service provider in the U.S., AirTouch, will apply for the required regulatory authorizations for gateways and Globalstar Phones, and the manufacturer will apply for equipment authorization for Globalstar Phones. Failure to obtain, or delay in obtaining, such licenses would adversely affect the implementation of the Globalstar System. Similar procedures are expected to apply internationally.

     Globalstar proposes to operate on an international basis, but the FCC license only authorizes construction and launch of the system for operation in the United States. Even though the Globalstar System is licensed to operate in the United States by the FCC, in order to provide MSS service in other countries, Globalstar or its service providers must obtain the required regulatory authorizations in those countries. There can be no assurance that the required regulatory authorizations will be obtained in any other country in which Globalstar proposes to operate, or that they will be obtained in a timely manner, or that, if granted, they will authorize MSS service on the same terms as the U.S. license. Failure or delay in obtaining licenses for the Globalstar System in other countries or grant of licenses on substantially different terms and conditions would have an adverse effect on the operation of Globalstar.

     The operation of Globalstar in the assigned user links and feeder links must be coordinated with licensees of other existing radio services operating in these bands in accordance with FCC and international rules and policies. Such coordination may adversely affect the usefulness of the frequencies for Globalstar operations. On January 9, 1997, the FCC adopted rules which would make available 300 MHz of bandwidth in the 5 GHz band, including frequencies from 5150 to 5250 MHz, for use by unlicensed devices for wireless high speed data services. The FCC adopted rules which are designed to ensure that these devices do not cause harmful interference with licensed services using these bands, such as MSS feeder links. In the November 1996 order modifying the Globalstar license, the FCC stated that Globalstar gateway earth station licenses may be subject to sharing with unlicensed transmitters in accordance with rules adopted in this proceeding. This proceeding is not yet final. There can be no assurance that adoption of these rules as initially promulgated or as they may be modified during the rulemaking process, would not have an adverse effect on the timing or the adoption in the United States of the WRC '95 allocation for MSS feeder links at 5 GHz or on the usefulness of these bands for MSS feeder links.

     As a CDMA system, Globalstar must coordinate its operations in the United States with other licensed MSS CDMA systems and the TDMA system. The FCC's band plan provides that up to four CDMA systems may be licensed to operate in the 1.6 GHz and 2.4 GHz user links, but the FCC did not adopt specific guidelines for coordination among CDMA systems. There may be an adverse effect on the implementation of Globalstar depending upon the number of CDMA systems with which it must coordinate and their willingness to coordinate in good faith and in a timely manner. The CDMA systems must also coordinate with the TDMA system, and there can be no assurance that such intersystem coordination would not have an adverse effect on Globalstar operations. In May 1996, the FCC initiated a notice-and-comment rulemaking to adopt rules governing procedures to authorize service in the United States by satellite systems licensed by foreign countries. If a foreign satellite system were authorized to operate in the United States on frequencies assigned to Globalstar, additional coordination obligations may be required.

     In its Order adopting rules and policies for MSS Above 1 GHz Service, the FCC stated that a license for MSS Above 1 GHz Service would impose implementation milestones on licensed systems. In the November 1996 order modifying the Globalstar license to assign feeder links, the FCC also imposed these implementation milestones on Globalstar. If these milestones are not met, the FCC has stated that the license would be deemed null and void. Globalstar's current estimated implementation schedule falls within the milestones adopted by the FCC. Delays in construction, launch or commencing operations of the Globalstar System could result in loss of the FCC license. The FCC license will be effective for 10 years from the date on which the licensee certifies to the FCC that its initial satellite has been successfully placed into orbit and that the operations of that satellite conform to the terms and conditions of its MSS license. While a licensee may apply to replace its MSS license to continue operations beyond the initial 10-year license term, there can be no assurance that, if applied for, such a replacement license would be granted.

     The rules and policies adopted for MSS Above 1 GHz Service in the Order have been challenged in a judicial appeal and were the subject of petitions for reconsideration at the FCC. On February 15, 1996, the FCC released an order resolving petitions for reconsideration of the Order. Three petitions seeking further reconsideration or clarification of the Order on reconsideration have been filed and remain pending. Judicial appeals regarding the FCC's decision on the petitions for reconsideration may also be filed. In the event that the FCC were to be judicially required to reconsider its licensing procedures as a result of the pending judicial appeal, or an appeal of the orders on reconsideration, there is a risk that the FCC would reprocess the MSS applicants and adopt a different licensing procedure. Under these circumstances, there can be no assurance that the FCC would not use an auction procedure to award licenses. If the FCC were to use an auction procedure, there can be no assurance that Globalstar or its affiliates would be willing or able to outbid other applicants to obtain a license for the spectrum needed to operate the Globalstar System. In addition, even if Globalstar or its affiliates were successful in obtaining an MSS license in the spectrum auction, the increased cost and expenses incurred in bidding for the license would adversely affect Globalstar.

     Applicable statutes and regulations permit a judicial appeal of the grant of the FCC license in order to seek reversal of the FCC's decision to grant the license. Petitions for reconsideration and an application for review of the order granting the FCC license were filed and have been denied. Two judicial appeals of the order resolving these petitions have been filed and remain pending. There can be no assurance that such appeals will not be granted, or that the court will take timely action. If such an appeal were successful, there can be no assurance that on remand the FCC would not decide to deny the application for the Globalstar System, or that on remand the FCC would take action on the application in a timely manner.

UNITED STATES INTERNATIONAL TRAFFIC IN ARMS REGULATIONS

     The United States International Traffic in Arms Regulations under the United States Arms Export Control Act authorize the President of the United States to control the export and import of articles and services that can be used in the production of arms. Among other things, these regulations limit the ability to export certain articles and related technical data to certain nations. The scope of these regulations is very broad and extends to certain spacecraft, including certain satellites. Certain information involved in the performance of Globalstar's operations will fall within the scope of these regulations. As a result, Globalstar may have to restrict access to that information.

EXPORT REGULATION

     From time to time, Globalstar requires import licenses and general destination export licenses to receive and deliver components of the Globalstar System.

     The United States Department of Commerce has imposed restrictions on certain transfers of technology, including rocket technology, to certain republics of the former Soviet Union. Because Globalstar's launch strategy contemplates using Russian and Ukrainian launch providers with launch sites located in Kazakhstan, special export licenses are required to be obtained by SS/L in connection with these launches.

     While Globalstar and SS/L have received informal confirmations from various governmental officials that all necessary permits should be forthcoming, and Globalstar has no reason to believe such permits will not be obtained, there can be no assurance that such export licenses will be granted, or, once granted, that the United States will not impose additional restrictions or trade sanctions against republics of the former Soviet Union in the future that would adversely affect the planned launches of the Globalstar satellite constellation.

     The Export Administration Act and the regulations thereunder control the export and re-export of United States-origin technology and commodities capable of both civilian and military applications (so-called "dual use" items). These regulations may prohibit or limit export and re-export of certain telecommunications equipment and related technology that are not affected by the International Traffic in Arms Regulations by requiring a license from the Department of Commerce before controlled items may be exported or re-exported to certain destinations. Although these regulations should not affect Globalstar's ability to deploy the satellite constellation, the export or re-export of Globalstar Phones, as well as gateways and related equipment and technical data, may be subject to these regulations, if such equipment is manufactured in the United States and then exported or re-exported. These regulations may also affect the export, from one country outside the United States to another, of United States-origin technical data or the direct products of such technical data. As a result, Globalstar may not be able to ensure the unrestricted availability of such equipment or technical data to certain customers and suppliers. Globalstar does not believe that these regulations will have a material adverse effect on its operations.

INTERNATIONAL COORDINATION

     The Globalstar System proposes to operate in frequencies which were allocated on an international basis for MSS user links at WARC '92 and for MSS feeder links at WRC '95. Globalstar is required to engage in international coordination procedures with other proposed MSS systems under the aegis of the ITU. Globalstar and the two other U.S. MSS licensees have entered into an agreement pursuant to which they have agreed to promote the FCC's spectrum allocation plan before other governmental and international bodies and to seek authorization for "landing rights" based on that plan.

     Because Globalstar's proposed feeder link bands are allocated on an international basis for LEO MSS feeder links, foreign LEO MSS systems may also seek to use these bands for MSS feeder links. ICO has filed with the ITU its plans to use the same feeder link spectrum as Globalstar. Globalstar will be required to coordinate the use of its feeder links with ICO and any other foreign system which has similar plans. Both a Russian and a Brazilian LEO MSS system have filed with the ITU their intention to use the same feeder link spectrum as Globalstar. There can be no assurance that such coordination will not adversely affect the use of these bands by Globalstar.

     Pursuant to the Intelsat and Inmarsat treaties, international satellite operators are required to demonstrate that they will not cause economic or technical harm to Inmarsat or Intelsat and to coordinate with Intelsat and Inmarsat under obligations imposed on United States satellite systems by international treaties. Globalstar will engage in technical coordination of its feeder downlinks with Intelsat, which uses the same frequency band for an uplink. Globalstar believes that the proposed provision of competitive MSS service by ICO, in which Inmarsat is a significant investor, may effectively eliminate the requirement to demonstrate lack of economic harm. Globalstar expects such coordination to be successful.

EUROPEAN UNION

     European Union competition law proscribes agreements that have the effect of appreciably restricting or distorting competition in the European Union. Globalstar and others have responded to an inquiry from the Commission of the European Union requesting information regarding their activities. On December 18, 1996, the Commission issued a decision concluding that the Iridium system is not inconsistent with European Union competition law and policy. A violation of European Union competition law could subject Globalstar to fines or enforcement actions that could result in expenses to Globalstar, delay the commencement of Globalstar service in Western Europe, and/or depending on the circumstances, adversely affect Globalstar's contractual rights vis-a-vis its European strategic partners. In addition, the Commission has proposed legislation at the European Union level which, if adopted, would give the Commission broad regulatory authority over satellite telecommunications systems such as the Globalstar System. The legislation proposed by the Commission of the European Union is under reconsideration at the direction of the European Union ministers, and Globalstar is unable to predict what effect, if any, the results of any inquiry or proposed legislation may have on Globalstar's operations.

REGULATION OF SERVICE PROVIDERS

     In order to operate gateway earth stations, including the user uplink frequency, the Globalstar service provider in each country will be required to obtain a license from that country's telecommunications authority. In addition, the Globalstar service provider will need to enter into appropriate interconnection and financial settlement agreements with local and interexchange telecommunications providers. Globalstar intends to use in-country service providers to facilitate the obtaining of such licenses and agreements. In October 1996 the ITU's Policy Forum on Global Mobile Personal Communications by Satellite adopted a set of voluntary principles which, if enacted or adopted by individual countries, would help facilitate the licensing of in-country service providers.

     Although many countries have moved to privatize the provision of telecommunications service and to permit competition in the provision of such service, some countries continue to require that all telecommunications service be provided by a government-owned entity. While service providers have been selected, in part, based upon their perceived qualifications to obtain the requisite local approvals, there can be no assurance that they will be successful in doing so. If a service provider does not obtain a license, Globalstar will have the right to substitute another service provider to attempt to obtain such a license, but if no service provider in a territory is successful in obtaining the requisite local authorization, Globalstar service will not be available in such territory. In that event, depending upon geographical and market considerations, Globalstar may or may not have the ability to redirect the system capacity that such territories would have otherwise used to serve territories in which service is authorized.

                              THE RIGHTS OFFERING

THE RIGHTS

     The Company is distributing, at no cost, to each record holder of its outstanding Common Stock as of March 24, 1997, transferable Rights to purchase one share of Common Stock for each 8.84042 shares of Common Stock then held of record by such Shareholder. The Rights will be exercisable at a price of $26.50 per share. The Rights will be evidenced by transferable Subscription Certificates. An aggregate of 1,131,168 shares of Common Stock will be sold if all Rights are exercised.

     No fractional Rights Shares, or cash in lieu thereof, will be issued or paid. The number of Rights Shares distributed to each Shareholder will be rounded down to the nearest whole share in connection with the exercise of the Rights.

EXERCISE

     Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing Rights Shares will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Rights held by any such subscriber are exercised immediately prior to the Expiration Date or earlier. Subscribers exercising their Rights will not be the holders of record with respect to the Rights Shares issuable pursuant to such Rights until the closing, which it is anticipated will occur three business days after the Expiration Date.

EXPIRATION DATE

     The Rights will expire at 5:00 p.m., New York City time, on April 30, 1997, unless extended by the Company from time to time. After the Expiration Date, unexercised Rights will be null and void. All Rights Shares not duly subscribed for prior to the close of business on the Expiration Date will be purchased by Loral pursuant to the Standby Agreement. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

EXERCISE OF RIGHTS

     General. Rights may be exercised by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Rights Share subscribed for (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by:
(i) check or bank draft drawn upon a U.S. bank or postal telegraphic or express money order payable to The Bank of New York, as Subscription Agent; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose; or (iii) such other means as the Company may approve in writing in the case of persons acquiring Rights Shares at an aggregate Subscription Price of $500,000 or more, provided in each case that the full amount of such Subscription Price is received by the Subscription Agent in currently available funds within three NNM trading days following the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, (c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of good funds by the Subscription Agent through an Approved Payment Method.

     If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, subscribers who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

                              THE BANK OF NEW YORK
                               101 BARCLAY STREET
                            NEW YORK, NEW YORK 10286

            BY MAIL:                FACSIMILE TRANSMISSION:      BY HAND OR OVERNIGHT COURIER:
                                   (for Eligible Institutions
                                             Only)
  Tender & Exchange Department           (212) 815-6213          Tender & Exchange Department
         P.O. Box 11248                                               101 Barclay Street
      Church Street Station                                       Receive and Deliver Window
  New York, New York 10286-1248                                    New York, New York 10286
                                   FOR INFORMATION TELEPHONE:
                                         (800) 507-9357

     Guaranteed Delivery Procedures. If a holder of Rights wishes to exercise any or all of such Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following Guaranteed Delivery Procedures are met:

          (i) such holder has caused payment in full of the Subscription Price for each Rights Share being subscribed for pursuant to the Rights to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

          (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Globalstar Telecommunications Limited Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from an "Eligible Institution" (as defined in Rule 17Ad-15 under the Exchange Act), stating the name of the exercising Shareholder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Shareholder, the number of Rights Shares being subscribed for and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three NNM trading days following the date of the Notice of Guaranteed Delivery; and

          (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three NNM trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy number (212) 815-
     6213). Additional copies of the form of the Notice of Guaranteed Delivery are available from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below.

     A holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depository for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the record holder and request the record holder to effect transactions in accordance with the beneficial owner's instructions.

     Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

     If either the number of Rights Shares being subscribed for is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Rights Shares stated to be subscribed for, the number of Rights Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Rights Shares. If the number of Rights Shares being subscribed for is not specified, or payment of the Subscription Price for the indicated number of Rights that are being exercised exceeds the required Subscription Price, the payment will be applied, until depleted, to subscribe for Rights Shares in the following order: (i) to subscribe for the number of Rights Shares indicated, if any, pursuant to the Subscription Certificate and (ii) to subscribe for Rights Shares until the Rights evidenced by the Subscription Certificate have been fully exercised.

     The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, THE RIGHTS HOLDER IS STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will (1) be under any obligation to cure or waive any defect or irregularity or (2) incur any liability for failure to give notification of any defect or irregularity.

     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent at its toll-free telephone number (888) 330-5111.

NO REVOCATION

     ONCE A HOLDER OF RIGHTS HAS EXERCISED SUCH RIGHTS, SUCH HOLDER'S ELECTION TO EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

     The Rights will be transferable, but will not be listed for trading on any securities exchange.

     The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Shareholder or, if the Shareholder so instructs, to an additional transferee.

     Shareholders wishing to transfer all or a portion of their Rights should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent,
(ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "-- Exercise of Rights." Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

     All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor or subscriber of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

STANDBY COMMITMENT

     Loral has agreed to subscribe for and purchase all of the Rights Shares not subscribed for by the holders of the Rights pursuant to the Standby Commitment. Loral owns effectively 2,656,025 shares of the Common Stock of the Company as of January 31, 1997. Assuming that no Rights are exercised by the holders thereof but that Loral exercises its Rights and purchases all of the unsubscribed Rights Shares, and after giving effect to the exercise of the Guaranty Warrants, Loral would own 3,628,048 shares of the Common Stock of the Company after the Rights Offering.

                                    TAXATION

     This discussion of certain tax considerations is based upon applicable laws, treaties, regulations and interpretations thereof as currently in effect, and is limited to persons who hold the Common Stock as a "capital asset" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986 (the "Code"). This discussion does not consider all aspects of taxation which may be relevant to a particular investor and which may depend upon the investor's particular circumstances.

     Prospective investors should consult with their own professional advisors about the tax consequences to them of an investment in the Company under the laws of the jurisdictions in which they are subject to taxation.

     The following discussion of U.S. tax laws is based upon the opinion of Willkie Farr & Gallagher, special U.S. counsel to the Company. The summary of certain Bermuda tax consequences is based upon the opinion of Appleby, Spurling & Kempe, Bermuda counsel to the Company.

DISTRIBUTION AND OWNERSHIP OF RIGHTS

     Issuance, Basis and Holding Period of the Rights. Under Sections 305(b)(2) and 305(c) of the Code, the U.S. Internal Revenue Service ("IRS") is likely to contend that the distribution of the Rights constitutes a distribution of "property" within the meaning of Section 317(a) of the Code. If the IRS were to prevail in such a contention, a shareholder of the Company would be viewed as receiving a distribution equal to the fair market value of the Rights, which would be taxable as a dividend to such shareholder to the extent of the Company's current and accumulated earnings and profits. The determination of a corporation's earnings and profits is complex, and, in the case of current earnings and profits, cannot be determined until the close of its taxable year. Nonetheless, the Company believes that it will have no current or accumulated earnings and profits in the year of the distribution. Accordingly, rather than treating any portion of the Rights as a dividend, a shareholder would reduce his basis in the Common Stock by the fair market value of the Rights received with respect thereto, treating any excess of value over basis as gain from the sale of exchange of the Common Stock. Such gain will be long-term capital gain if such shareholder's holding period in the Common Stock exceeds one year. The basis of the Rights received will equal their fair market value on the date of the distribution and the holding period of the Rights will commence on the day after the date of the distribution.

     Notwithstanding the foregoing, the Rights Offering may qualify as a tax-free distribution under Section 305(a) of the Code, regardless of whether the Company has current or accumulated earnings and profits for the year of the distribution. In that event, a shareholder of Common Stock would not recognize taxable income in connection with the receipt of the Rights, would "tack" the holding period of the Common Stock to the holding period of the Rights received with respect thereto, and, except as provided below, would assign no tax basis to the Rights. If, however, either (i) the fair market value of the Rights on the date of commencement of the Rights Offering is 15% or more of the fair market value of the Common Stock with respect to which they are received; or
(ii) the shareholder elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then, upon exercise or transfer of the Rights, the shareholder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to their relative fair market values.

     Transfer of the Rights. A shareholder who sells Rights received in the Rights Offering prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and such shareholder's basis (if any) in the Rights sold. Such gain or loss will be long-term capital gain or loss if such shareholder's holding period in the Rights (as discussed above) exceeds one year.

     Lapse of Rights. If the distribution of the Rights qualifies under Section 305(a) of the Code, shareholders who allow the Rights received by them in the Rights Offering to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such holders of the Rights. If Section 305(a) does not apply to the distribution of the Rights, a shareholder will recognize a short-term capital loss equal to its tax basis in the Rights (as discussed above).

     Exercise of the Rights; Basis and Holding Period of Common Stock. Holders of Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the holder's basis in such Rights (if any) as described above. The holding period of the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

     Tax Consequences to the Company. The Company should not recognize any gain or loss upon the issuance or exercise of the Rights or upon the use of the proceeds of such exercise to purchase additional partnership interests in Globalstar.

OTHER UNITED STATES TAX CONSIDERATIONS

     Taxation of the Company. The Company is a foreign corporation established for the sole purpose of acquiring and holding a partnership interest in Globalstar, a Delaware limited partnership. The Company's tax consequences will result from its status as a partner in Globalstar. As a partnership, Globalstar itself will not be subject to federal income taxation. Generally, its partners will be taxed as if they directly expended their share of Globalstar expenditures and directly realized their share of Globalstar income. The Company expects, based on Globalstar's description of its proposed activities, that most of the Company's income will be from sources outside the United States and that such income will not be effectively connected with the conduct of a trade or business within the United States ("Foreign Income"). Thus, there generally will be no U.S. taxes on the Company's share of Globalstar's Foreign Income.

     The Company will be subject to U.S. tax at regular U.S. federal, state and local corporate rates on the Company's share of Globalstar's income which is effectively connected with the conduct of a trade or business in the United States ("U.S. Income"), and will be required to file federal, state and local income tax returns with respect to such U.S. Income. Globalstar is obligated to provide the information required for the Company to prepare its federal, state and local income tax returns. Globalstar intends to make pro rata cash distributions, to the extent of available funds, to all partners until the non-U.S. partners, such as the Company, have been distributed an amount sufficient to enable them to pay the federal, state and local income taxes on their share of Globalstar's U.S. Income. This requirement to distribute to non-U.S. partners for federal income taxes may be satisfied by a withholding tax payment made by Globalstar to the U.S. Treasury. The amount withheld may exceed the amount of the Company's federal income tax liability and the Company would then be entitled to seek a refund from the U.S. Treasury for the excess amount. In addition to the regular U.S. taxes, the Company will be subject to a United States branch profits tax (currently 30%) on actual or deemed withdrawals of its share of Globalstar's U.S. Income.

     Taxation of Non-U.S. Investors in the Company. The Company expects that most of its income will be from sources outside the United States and will not be effectively connected with a U.S. trade or business. Thus, a non-U.S. resident alien individual, a non-U.S. corporation, a non-U.S. trust or a non-U.S. estate will not be subject to U.S. federal taxation on distributions received from the Company unless those distributions are effectively connected with the conduct by the investor of a trade or business in the United States. In addition, such a non-U.S. investor will not be subject to U.S. federal taxation on gains realized by the investor on a sale or exchange of shares of Common Stock unless the sale of such shares is attributable to an office or fixed place of business maintained by the investor in the United States. The determination of whether an investor is engaged in the conduct of a trade or business in the United States or whether the sale of an investor's shares of Common Stock is attributable to an office or fixed place of business of the investor in the United States depends on the facts and circumstances of each investor's case. Each prospective investor should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. federal taxation.

     Taxation of United States Investors in the Company. Special rules apply to the taxation of a "passive foreign investment company" (a "PFIC"). A PFIC is a foreign corporation (i) 75% or more of whose income is passive or (ii) 50% or more of whose assets produce or are held to produce passive income. The Company believes that it has not been and will not become a PFIC. In particular, the Company expects to earn, through Globalstar, sufficient active business income to avoid PFIC status. However, Globalstar may earn passive income such as interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.

     If the Company is or were to become a PFIC, a U.S. shareholder would be subject to a tax-deferral charge on gains on a sale of shares of Common Stock and on certain "excess distributions" received from the Company, and such gains and excess distributions will be taxable at ordinary income rates, unless the shareholder makes the QEF election described below. The amount of the charges will depend, in part, on the period during which the shareholders held their shares of Common Stock.

     If a shareholder makes the qualified electing fund ("QEF") election provided in Section 1295 of the Code, the shareholder will be required to include its pro rata share of the Company's ordinary earnings and net capital gain in income for tax purposes for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by the Company). If the shareholder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the shareholder. A shareholder's tax basis in its shares of Common Stock will be increased by the amount so included and decreased by the amount of nontaxable distributions.

     The QEF election is effective only if certain required information is made available by the Company to the IRS. In the event the Company is characterized as a PFIC for federal income tax purposes, the Company will undertake to comply with the IRS information requirements necessary to permit shareholders to make the election, and provide to each U.S. shareholder information needed for the determination of such shareholder's pro rata share of the Company's ordinary earnings and net capital gain.

BERMUDA TAX CONSIDERATIONS

     At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda company or its shareholders, other than shareholders ordinarily resident in Bermuda. The Company has obtained an assurance from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to the Company or to any of its operations or to the shares, debentures or other obligations of the Company except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or any land leased or let to the Company. Therefore, there will be no Bermuda tax consequences with respect to the sale or exchange of the Common Stock or with respect to distributions in respect of the Common Stock. As an exempted company, the Company is liable to pay in Bermuda a registration fee based upon its authorized share capital and the premium on its issued shares.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Based upon its review of current tax laws, including applicable international tax treaties of certain countries that Globalstar believes to be among its significant potential markets, the Company expects that a significant portion of its worldwide income will not be subject to tax by the United States, Bermuda or by the countries from which it derives its income. However, to the extent that Globalstar bears a higher foreign tax because any particular partner (including the Company) is not subject to United States tax on its share of Globalstar's foreign income, the additional foreign tax will be specifically allocated to such partner and will reduce amounts distributed to such partner by Globalstar.

                              PLAN OF DISTRIBUTION

     The Rights Shares being offered hereby are being offered by the Company pursuant to the issuance of Rights directly to the holders of the Company's Common Stock as of the Record Date. The Rights are freely transferable, but will not be listed to trade on any securities exchange. The Company intends to distribute Rights and copies of this Prospectus to the Shareholders promptly following the effective date of the Registration Statement of which this Prospectus forms a part.

     Shareholders or transferees of Rights who desire to subscribe for the purchase of the Rights Shares in this Rights Offering are urged to complete, date and sign the Subscription Certificate and return it to the Subscription Agent on or before the Expiration Date, together with payment in full for the Rights Shares.

     The outstanding Common Stock currently trades, and the Common Stock issued upon exercise of the Rights will trade, on the NNM under the symbol GSTRF. There is no assurance as to the development or liquidity of any trading market that may develop for the Rights.

                               SUBSCRIPTION AGENT

     The Company has appointed The Bank of New York as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's facsimile number, are:

                              THE BANK OF NEW YORK
                               101 BARCLAY STREET
                            NEW YORK, NEW YORK 10286

            BY MAIL:                FACSIMILE TRANSMISSION:      BY HAND OR OVERNIGHT COURIER:
                                   (for Eligible Institutions
                                             Only)
  Tender & Exchange Department                                   Tender & Exchange Department
         P.O. Box 11248                  (212) 815-6213               101 Barclay Street
      Church Street Station                                       Receive and Deliver Window
  New York, New York 10286-1248                                    New York, New York 10286

     Globalstar will pay the fees and expenses of the Subscription Agent. The Company has agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Rights Offering.

                               INFORMATION AGENT

     The Company has appointed W.F. Doring & Co., Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the toll-free telephone number and address below.

                            W.F. DORING & CO., INC.
                                 150 BAY STREET
                                   8TH FLOOR
                         JERSEY CITY, NEW JERSEY 07302

                                 (888) 330-5111

     Globalstar will pay the fees and expenses of the Information Agent. The Company has agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

                                 LEGAL OPINIONS

     Certain United States tax matters described under "Taxation" will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York, general counsel to the Company. Certain Bermuda tax matters described under "Taxation" and the validity of the Rights and the Rights Shares offered hereby will be passed upon for the Company by Appleby, Spurling & Kempe, Hamilton, Bermuda. As of March 21, 1997, partners and counsel in Willkie Farr & Gallagher beneficially owned 22,400 shares of the Common Stock. Mr. Robert B. Hodes is of counsel to the law firm of Willkie Farr & Gallagher, and a Director of the Company and Loral and a member of the Audit and Executive Committees of the Boards of Directors of both the Company and Loral.

                                    EXPERTS

     The financial statements of the Company and Globalstar incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been audited by Deloitte & Touche LLP as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance on the reports of said firm given upon their authority as experts in auditing and accounting.

                               GLOSSARY OF TERMS

ACeS -- PT Asia Cellular Satellite, a GEO satellite-based telephony system proposed for Asia.

ACS -- Afro-Asian Satellite.

AMPS -- see Advanced Mobile Phone System.

AMSC -- American Mobile Satellite Corporation.

APMT -- Asia Pacific Mobile Telecom, a GEO satellite-based telephony system proposed for Asia.

ADVANCED MOBILE PHONE SYSTEM (AMPS) -- the analog cellular modulation in general use in the United States today.

AEROSPATIALE -- Aerospatiale SNI.

AIRTOUCH -- AirTouch Communications, Inc., a Delaware corporation. AirTouch is a leading wireless telecommunications company with 1.6 million cellular customers worldwide.

ALCATEL -- Alcatel, N.V., a Netherlands company. Alcatel is the world's largest manufacturer of telecommunications equipment, with operations in 32 countries.

ALENIA -- Alenia S.p.A., a subsidiary of Finmeccanica. Alenia is Italy's largest aerospace company and has broad experience in complete space systems, telecommunications, remote sensing, weather and scientific satellites, manned space systems, launch and re-entry systems, and fixed and mobile ground systems for spacecraft support.

ALLIANCE PARTNERS -- four major European companies involved in aerospace, telecommunications and space communications (Aerospatiale, Alcatel, DASA and Finmeccanica), which currently hold a 49% equity interest in SS/L.

ANALOG -- a method of storing, processing and transmitting information through the use of a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency.

APPROVED PAYMENT METHOD -- such payment method for the Rights Shares as the Company may approve in writing in the case of persons acquiring the Rights Shares at an aggregate Subscription Price of $500,000 or more.

BANDWIDTH -- the range of frequencies, expressed in hertz (Hz), that can pass over a given transmission channel. The bandwidth determines the rate at which information can be transmitted through the circuit. The greater the bandwidth, the more information that can be sent through the circuit in a given amount of time.

CDMA -- see Code Division Multiple Access.

CPEOs -- GTL's outstanding 6 1/2% Convertible Preferred Equivalent Obligations due 2006.

CELLULAR -- domestic public cellular radio telecommunications service authorized by the FCC in the 824-893 MHz band, in which each of two licensees per market employ 25 MHz of spectrum to provide service to the public.

CHINASAT -- Chinese Telecommunications Broadcast Satellite Corp., which is operated by the Chinese Ministry of Posts and Telecommunications.

CODE -- the Internal Revenue Code of 1986, as amended.

CODE DIVISION MULTIPLE ACCESS (CDMA) -- a digital transmission system that superimposes audio signals or data onto a specified coded address waveform. CDMA allows a large number of wireless users simultaneously to access a single radio frequency band without interference. As each wireless telephone gains access, its gateway assigns it a unique sequence of frequency shifts that serve as a code to distinguish that particular telephone call from others on the air.

COLD FAILURE -- failure of satellite components resulting in partial or total failure of the satellite.

COMMISSION -- the Securities and Exchange Commission.

COMMON STOCK -- common stock, par value $1.00 per share, of GTL.

COMMUNICATIONS ACT -- Act of Congress passed in 1934, as amended, which established the Federal Communications Commission and regulates the communication industries, including radio, telephone and cable, in the United States.

COMSAT -- Comsat Corporation, the U.S. signatory to Intelsat and Inmarsat.

CREDIT AGREEMENT -- Agreement by and between Globalstar and a bank syndicate for a $250 million credit facility expiring December 15, 2000.

DASA -- Daimler-Benz Aerospace A.G., and its subsidiaries and affiliates. DASA is a leader in the development and production of aerospace, defense technology and propulsion systems, and the manufacture of military and commercial aircraft, satellites, space transportation and propulsion systems.

DACOM -- DACOM, or an affiliate thereof. Dacom is a leading South Korean telecommunications company which provides a broad range of services, including international telephone service connection to 169 countries with South Korea.

DIGITAL -- a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal. Digital cellular networks will utilize digital transmission.

DOWNLINK -- the receiving portion of a satellite circuit extending from the satellite to the Earth (compare to uplink).

DUAL-MODE -- handsets designed to operate on both a land-based cellular system and the Globalstar System.

DUAL USE ITEMS -- technology and commodities designated under the Export Administration Act as capable of both civilian and military applications.

EARTH STATION -- the antennas, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

ELECTROMAGNETIC SPECTRUM -- entire range of wavelengths or frequencies of electromagnetic radiation extending from gamma rays to the longest radio wave, and including visible light. See also radio frequency.

ERICSSON -- L.M. Ericsson, parent of Orbitel.

EXCHANGE ACT -- the Securities and Exchange Act of 1934, as amended.

EXPIRATION DATE -- 5:00 p.m. New York City time on April 30, 1997.

FCC -- see Federal Communications Commission.

FEDERAL COMMUNICATIONS COMMISSION (FCC) -- regulatory agency established by the Communications Act, charged with regulating all electrical and radio communications within the United States.

FEEDER LINK -- the path by which information flows when traveling from a satellite to a gateway and from a gateway to a satellite. Globalstar feeder links are in the C-band region of the frequency spectrum.

FINMECCANICA -- Finmeccanica S.p.A., or an affiliate thereof. Finmeccanica owns Alenia. See above.

FOOTPRINT -- the geographic areas served by a radio transmission device, such as a communications satellite.

FRANCE TELECOM -- France Telecom, or an affiliate thereof. France Telecom is the world's fourth largest telecommunications operator with 30 million subscribers and operations in over 19 countries.

FREQUENCY -- an expression of how frequently a periodic (repetitious) wave form or signal regenerates itself at a given amplitude.

FULL CONSTELLATION DATE -- the date on which Globalstar commences full operations via a 48-satellite constellation, which is expected to occur by the end of 1998.

GEO -- see geosynchronous orbit.

GHz -- see gigahertz.

GOCC -- see Ground Operations Control Center.

GTL -- Globalstar Telecommunications Limited, a Bermuda company quoted on the NNM, which acts as one of two general partners of Globalstar.

GATEWAY -- the earth terminal which connects the Globalstar satellite constellation to PSTN through the land-based switching equipment of telecommunications service providers.

GENERAL PARTNERS -- GTL and LQSS.

GEOSYNCHRONOUS ORBIT (GEO) -- the orbit directly over the equator, about 22,300 nautical miles above the Earth, also known as synchronous, geostationary, stationary and Clarke orbits. When positioned in this orbit, a satellite appears to hover over the same spot on the Earth because it is moving at a rate that matches the speed of the Earth's rotation on its axis.

GIGAHERTZ (GHz) -- a measure of frequency equal to one billion cycles per second.

GLOBAL ROAMING -- the ability of a Globalstar subscriber to travel worldwide and make and receive Globalstar telephone calls outside the service area of the subscriber's communications service wherever Globalstar service is authorized.

GLOBALSTAR(TM) -- Globalstar, L.P., a Delaware limited partnership that is building and preparing to launch an MSS system comprised of 56 LEO satellites designed to provide worldwide wireless telephony and other services. "Globalstar" is a trademark of Globalstar, L.P.

GLOBALSTAR PHONES -- hand-held and vehicle-mounted units similar to today's cellular telephones and fixed telephones similar to ordinary wireline telephones through which Globalstar users will make and receive calls.

GLOBALSTAR SERVICE -- the transmission and/or reception of voice, data, messaging, facsimile, paging, position, location or other information through the Globalstar System using the service providers' gateways.

GLOBALSTAR SYSTEM -- a low-earth orbit satellite-based telecommunications system proposed by Globalstar to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.

GLONASS -- a segment of the Russian Global Navigation Satellite System currently operating worldwide in a portion of the frequency band proposed to be used by Globalstar and other MSS systems for user uplinks.

GROUND OPERATIONS CONTROL CENTER (GOCC) -- regional Globalstar telecommunications control centers designed to communicate and coordinate information on resource availability, time of day, frequency assignments, and connectivity and sequence schedules to the pathways and SOCCs which comprise the Globalstar ground segment.

GROUND SEGMENT -- the ground-based portion of the Globalstar System. The ground segment consists of the SOCCs, the GOCCs, the gateways, TCUs located at selected gateways, and the Globalstar Data Network which interconnects all of the ground-based elements.

GUARANTY FEE -- the fee equal to 1.5% per annum of the average quarterly amount outstanding under the Credit Agreement, paid by Globalstar to Loral and the other guaranteeing partners.

GUARANTY WARRANTS -- Warrants to purchase 4,185,318 shares of Common Stock, at a price of $26.50 per share, issued by GTL to DASA, Loral, Lockheed Martin, Qualcomm and SS/L.

HAND-HELD SERVICE -- Globalstar voice service to a hand-held, portable terminal.

HOT FAILURE -- launch failure resulting in damage to or loss of a satellite.

HYUNDAI -- Hyundai Electronics Industries Co. Ltd. Hyundai is a leading South Korean manufacturer of telecommunications equipment, including the development and production of portable and mobile cellular telephones, and multimedia systems.

ICO(TM) -- Global Communications' MEO satellite telecommunications service that would operate in the 2 GHz band.

INDENTURE -- the indenture pursuant to which the notes comprising a part of the Units are issued.

INFORMATION AGENT -- W.F. Doring & Co., Inc.

ITU -- see International Telecommunication Union.

IN-SERVICE DATE -- the date on which Globalstar expects to commence initial commercial operations via a 32-satellite constellation.

INDEPENDENT REPRESENTATIVES -- representatives on the General Partners' committee not affiliated with Loral.

INMARSAT -- International Maritime Satellite Organization, which has formed an affiliate, Global Communications, Inc., which is a proponent of ICO.

INTELSAT -- International Telecommunications Satellite Organization, a consortium of 135 member nations and the world's largest operator of communications satellites.

INTERNATIONAL TELECOMMUNICATION UNION (ITU) -- telecommunications agency of the United Nations, established to provide standardized communication procedures and practices, including frequency allocation and radio regulations on a worldwide basis.

INVESTMENT COMPANY ACT -- the Investment Company Act of 1940, as amended.

IRIDIUM(TM) -- a low-earth orbit satellite-based telecommunications system proposed by a consortium headed by Motorola to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.

KHz -- see kilohertz.

KILOHERTZ (KHz) -- a unit of frequency equal to one thousand cycles per second.

LEO -- low-earth orbit between 500 and 1,500 nautical miles in altitude.

LGP -- Loral General Partner, Inc., general partner of LQP.

LMDS -- Local Multipoint Distribution Services.

L/Q LICENSEE -- a wholly owned subsidiary of LQP to which LQP assigned its FCC license granting authority to construct, launch and operate the Globalstar System for the purposes of providing MSS in the United States.

LQP -- see Loral/Qualcomm Partnership, L.P.

LQSS -- see Loral/Qualcomm Satellite Services, L.P.

LOCKHEED MARTIN -- Lockheed Martin Corporation, a Maryland corporation, and its subsidiaries and affiliates. Lockheed Martin acquired Old Loral pursuant to an Agreement and Plan of Merger, dated as of January 7, 1996.

LORAL -- Loral Space & Communications Ltd., a Bermuda company. Loral is a principal founder of Globalstar and, through a subsidiary, its managing partner.

LORAL/QUALCOMM PARTNERSHIP, L.P. (LQP) -- a Delaware limited partnership comprised of subsidiaries of Loral and Qualcomm. LQP is the general partner of LQSS, and was an MSS applicant for the FCC license to construct, launch and operate the Globalstar System.

LORAL/QUALCOMM SATELLITE SERVICES, L.P. (LQSS) -- a Delaware limited partnership which is the managing general partner of Globalstar.

MEO -- Medium-earth orbit, between 2,000 and 18,000 nautical miles in altitude.

MHz -- see megahertz.

MSS -- see Mobile Satellite Services.

MSS ABOVE 1 GHz SERVICE -- an MSS service regulated by the FCC in the United States which has been allocated spectrum in 1610-1626.5 MHz for the user uplink and in 2483.5-2500 MHz for the user downlink.

MSS APPLICANTS -- six companies that have applied to the FCC for licenses to provide LEO satellite-based telecommunications services in the United States in the 1610-1626.5/2483.5-2500 MHz portions of the radio frequency spectrum.

MSS PROCEEDING -- FCC proceeding for considering applications for authorization to construct, launch and operate MSS systems in the United States.

MEGAHERTZ (MHz) -- a unit of frequency equal to one million cycles per second.

MOBILE SATELLITE SERVICES (MSS) -- services transmitted via satellites to provide mobile telephone, fixed telephone, paging, messaging, facsimile, data and position location services directly to users.

MOTOROLA -- Motorola, Inc.

NNM -- Nasdaq National Market.

ODYSSEY(TM) -- a medium-earth orbit satellite-based telecommunications system proposed by TRW, Inc., to operate in the MSS Above 1 GHz Service frequencies. See MSS applicant.

OLD LORAL -- Loral Corporation, a New York corporation which merged into a subsidiary of Lockheed Martin pursuant to an Agreement and Plan of Merger, dated as of January 7, 1996.

OMNITRACS -- an international satellite-based truck fleet and position location service, owned and operated by Qualcomm.

ORBITAL PLANE -- the flight path of a satellite.

ORBITEL -- Orbitel Mobile Communications Ltd., a subsidiary of L.M. Ericsson.

ORDER -- FCC order adopting rules and policies for MSS Above 1 GHz Service.

PCS -- see personal communications service.

PFIC -- a passive foreign investment company within the meaning of the Code.

PSTN -- see Public Switched Telephone Network.

PAGING -- a service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric display or small speaker.

PARTNERSHIP WARRANTS -- the rights to purchase 5,316,486 Globalstar partnership interests, at a price of $26.50 each, upon the exercise of the Guaranty Warrants and of the Rights.

PATH DIVERSITY -- the character of the angles of view formed by the 48 LEO satellites orbiting the Earth to facilitate continuous overlapping global coverage.

PENETRATION RATE -- the percentage of total population in a national or regional area subscribing to a given telecommunications service.

PERSONAL COMMUNICATIONS SERVICES (PCS) -- terrestrial wireless telecommunication service similar to cellular telephone service but operating in a different set of frequencies.

PREFERRED PARTNERSHIP INTERESTS -- Interests in Globalstar acquired by GTL in connection with its issuance of CPEOs. The Preferred Partnership Interests represent (on a fully diluted basis) an 8.4% equity interest in Globalstar.

QUALCOMM -- QUALCOMM Incorporated, a Delaware corporation, and its subsidiaries and affiliates. Qualcomm, a leader in CDMA technology, has successfully implemented CDMA in multi-user cellular communications applications and owns and operates OmniTRACS, an international satellite-based truck fleet and position location service.

RADIO FREQUENCY SPECTRUM -- a portion of the electromagnetic spectrum that includes electromagnetic waves at frequencies below the infrared frequencies and usually above 20 KHz. See also electromagnetic spectrum.

RECORD DATE -- March 24, 1997.

RIGHTS SHARES -- 1,131,168 shares of Common Stock available for purchase pursuant to the exercise of Rights.

RIGHTS -- rights to subscribe for and purchase 1,131,168 shares of Common Stock for a price of $26.50 per share, distributed by GTL to the holders of Common Stock.

RIGHTS OFFERING -- the offering of the Rights Shares issuable upon exercise of the Rights.

SOCCs -- see Satellite Operations Control Center.

SS/L -- Space Systems/Loral, Inc., a Delaware corporation, in which Loral holds a 51% equity interest, is a leading manufacturer of commercial communications satellites. Loral is contractually obligated to increase this interest to 75.5%.

SATELLITE OPERATIONS CONTROL CENTER (SOCC) -- monitors and controls the satellite after it is launched. There are no antennas or radio frequency equipment located at the SOCC. Radio frequency links to and from the satellite are via telemetry and command units that are physically located at selected gateways. The SOCC coordinates with other elements of the Globalstar Ground Segments.

SECURITIES ACT -- the Securities Act of 1933, as amended.

SELLING HOLDERS -- the holders of the Guaranty Warrants.

SERVICE (OR GLOBALSTAR SERVICE) -- the transmission and reception of voice, data, messaging, paging, position, location or other information through the Globalstar System using a service provider's gateway(s).

SERVICE PROVIDER -- Globalstar's partners and other entities that will act as local intermediaries between Globalstar and the subscribers. Service providers will build and own the gateways, obtain the necessary regulatory approvals and market and distribute Globalstar service in their respective markets.

SHAREHOLDERS -- holders of record of Common Stock outstanding as of the Record Date.

SHARES -- Warrant Shares and Rights Shares.

SPACE SEGMENT -- the space-based portion of the Globalstar System.

SPECTRUM -- the radio frequency spectrum.

STANDBY AGREEMENT -- the agreement between GTL and Loral, pursuant to which Loral has agreed to subscribe for and purchase at the Subscription Price all Rights Shares not otherwise subscribed for on or prior to the Expiration Date.

STRATEGIC PARTNER -- Globalstar's direct and indirect partners which will play key roles in the design, construction, operation and marketing of the Globalstar System.

SUBSCRIPTION AGENT -- The Bank of New York.

SUBSCRIPTION CERTIFICATES -- transferable subscription certificates underlying the Rights.

SUBSCRIPTION PRICE -- $26.50 per share of Common Stock.

SWITCH -- a device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

TCUs -- telemetry and command units, self-contained units installed in selected gateways which use the gateway antennas. They include the ground-based telemetry receiver and the ground-based command transmitters. They interface with and are directly controlled by SOCCs via the Globalstar data network.

TDMA -- see Time Division Multiple Access.

TELITAL -- TELITAL S.r.L., a private company organized under the laws of Italy, which designs, develops and produces telephony products for European and international markets.

TIME DIVISION MULTIPLE ACCESS (TDMA) -- a digital method of multiplexing that combines a number of signals through a common point by organizing them sequentially and transmitting each in bursts at different instants of time. Communicating devices at different geographical locations share a multipoint or broadcast channel by means of a technique that allocates different time slots to different users.

UNIT OFFERING -- the offering of the Units.

UNITS -- the 500,000 units issued on February 19, 1997, consisting of $500,000,000 11 3/8% Senior Notes due 2004 of Globalstar and its subsidiary, Globalstar Capital Corporation, and warrants to purchase 1,032,250 shares of Common Stock.

UPLINK -- the transmitting of a satellite circuit extending from the Earth to the satellite. Compare to downlink.

USER LINK -- the path by which information flows when traveling from a Subscriber Terminal to a satellite and from a satellite to a Subscriber Terminal. LQP has applied for user uplinks in the L-band and user downlinks in the S-bank regions of the frequency spectrum.

VODAFONE -- Vodafone Group Plc, a U.K. company. Vodafone is one of the largest providers of mobile telecommunications services in the world, with 1.4 million cellular subscribers worldwide.

WARC -- see World Administrative Radio Conference.

WARC '92 -- the 1992 WARC.

WRC -- see World Radiocommunication Conference.

WRC '95 -- the 1995 World Radiocommunication Conference.

WARRANT ACCELERATION AND REGISTRATION RIGHTS AGREEMENT -- the agreement by and among GTL, LQSS and the Warrant Holders pursuant to which GTL and LQSS agreed to accelerate the vesting and exercisability of the Guaranty Warrants.

WARRANT SHARES -- 4,185,318 shares of Common Stock issuable upon exercise of the Guaranty Warrants.

WORLD ADMINISTRATIVE RADIO CONFERENCE (WARC) -- an ITU conference for adopting international allocations for radio frequencies and satellite orbit locations.

WORLD RADIOCOMMUNICATION CONFERENCE (WRC) -- since 1993, the successor to the World Administrative Radio Conference.

YUZHNOYE -- YUZHNOYE NPO YUZHNOYE, A UKRAINE LAUNCH VEHICLE MANUFACTURER.

     References to corporate entities include their subsidiaries unless otherwise specified.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE RIGHTS OR THE RIGHTS SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR GLOBALSTAR SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                        PAGE
Summary...............................    1
Risk Factors..........................    8
Use of Proceeds.......................   17
Dividend Policy.......................   17
The Company...........................   19
Business..............................   19
Regulation............................   25
The Rights Offering...................   29
Taxation..............................   32
Plan of Distribution..................   35
Subscription Agent....................   35
Information Agent.....................   36
Legal Opinions........................   36
Experts...............................   36
Glossary of Terms.....................  G-1

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                                     [LOGO]

                                   GLOBALSTAR
                           TELECOMMUNICATIONS LIMITED

                                1,131,168 SHARES
                                OF COMMON STOCK
                             ISSUABLE UPON EXERCISE
                           OF RIGHTS TO SUBSCRIBE FOR
                                  SUCH SHARES
                          ---------------------------

                                   PROSPECTUS
                                 MARCH 24, 1997
                          ---------------------------
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